UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

DineWise, Inc.
(Exact name of registrant as specified in its charter)

Nevada	01-0741042
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 Bi-County Blvd, Suite 400, Farmingdale, NY 11735-3940
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code  631-694-1111

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $.001	Pink Sheets

Securities to be registered pursuant to Section 12(g) of the Act:
_____________________________________________________________________________________________
(Title of class)

_____________________________________________________________________________________________
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☑

ITEM 1.  DESCRIPTION OF BUSINESS

Overview and Description of business

On July 14, 2006 (the "Closing Date"), pursuant to an Agreement and Plan of Reorganization (the "Merger Agreement"), among DineWise, Inc. (the “Company”, “we”, “us” or “our”) (formerly known as Simplagene USA, Inc., a public company with nominal assets), SMPG Merco Co., Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merco"), New Colorado Prime Holdings, Inc., a privately owned Delaware corporation ("NCPH"), and Craig Laughlin ("Laughlin"), the Company acquired, through a merger (the "Merger") of Merco with and into NCPH, all of the issued and outstanding capital stock of NCPH (the "NCPH Capital Stock"). Upon completion of this transaction, the former NCPH shareholders and NCPH's financial advisor acquired approximately 93.5% of the Company's issued and outstanding shares of $0.001 par value common stock. This transaction constituted a change in control of the Company. In connection with the change of control, Paul A. Roman, Chairman of the Board and Chief Executive Officer of NCPH, became Chairman of the Board and Chief Executive Officer of the Company, Thomas McNeill, Vice President, Chief Financial Officer and a director of NCPH, became Vice President, Chief Financial Officer and a director of the Company.  Craig Laughlin was the Company's sole officer and director prior to this transaction and resigned at the time the transaction was consummated. Mr. Laughlin was also the Company's majority stockholder immediately prior to the Closing Date.

NCPH is a Delaware corporation established in 2001 and owns 100% of Colorado Prime Corporation, a company originally established in 1959 to provide in-home "restaurant quality" beef shopping services throughout the United States. During 2005, NCPH established the Dinewise® brand to serve this market by attracting new customers through multi-channel media which includes catalogues, e-commerce and strategic alliances, as well as existing customer referrals. Dinewise® is a direct-to-consumer gourmet home meal replacement provider. Dinewise® targets lifestyle profiles, such as busy moms, singles, retirees, seniors, and working couples, as well as health profiles including diabetic, heart smart, low carbohydrate, low calorie, and weight loss. The Company has positioned its Dinewise® brand as the solution for time-constrained but discerning consumers focused on satisfying every member of the family by offering a broad array of the highest quality meal planning, delivery, and preparation services. Products are customized meal solutions, delivered fresh-frozen directly to the Consumers’ home. Using the efficiency, exposure and reach of the Internet and other direct marketing channels, Dinewise® capitalizes on consumers' emerging need for convenient, simple, customized solutions for home meal planning and preparation that satisfies the consumers' health and lifestyle needs with ready-to-eat, ready-to-heat, or ready-to-assemble hot or cold meals or entrees.

The July 14, 2006 acquisition of NCPH by the Company effected a change in control and was accounted for as a "reverse acquisition" whereby NCPH is the accounting acquirer for financial statement purposes. Accordingly, for all periods subsequent to July 14, 2006, the financial statements of the Company reflect the historical financial statements of NCPH since its inception and the operations of our predecessor, SimplaGene USA, Inc. subsequent to July 14, 2006.

On September 8, 2006, the stockholders of our predecessor SimplaGene USA, Inc., upon the recommendation of the Company’s Board of Directors, approved an amendment to the Company’s Articles of Incorporation to change the name of the Company to Dinewise, Inc.

On June 3, 2009, as part of the acquisition of certain assets (principally inventory, customer lists, product recipes, URL and Brand name) of Home Bistro Foods, Inc. (“HB”) in a Bankruptcy sale, the Company assumed the secured debt of HB.  This secured promissory note, dated June 3, 2009 is due to New York Small Business Venture Fund LLC (“NYSBVF”).  The note accrues interest at the rate of 6.25% per annum and is subordinated to the Company’s existing first secured debt (“EFSD”).  The Company is prohibited from making any payments until such time at the Company’s EFSD secured debt is no longer outstanding.  As of September 25, 2011 and December 26, 2010 the amount outstanding to NYSBVF was $1,008,000 and $961,000, respectively.  In the event the EFSD and warrants are no longer outstanding, the Company and NYSBVF may agree to a conversion price to convert the NYSBVF debt outstanding into common stock of the Company.  If no conversion price is agreed to within 20 days, the full amount is due and payable within 120 days of the EFSD and warrants no longer being outstanding.    Home Bistro® caters to the growing demand for gourmet products and services that address prevailing consumer and business trends for gifting and convenience.

NCPH has been recognized as a leader in the Home Meal Replacement market for consumers nationwide.  We are a leading multi-channel direct to consumer retailer of branded, prepared, premium quality frozen entrees (such as beef, chicken, pork and fish), meals, soups, appetizers and deserts. We market through multiple channels, including direct mail, catalog, print, public relations, e-retailing and through our inbound, outbound call center.

Due to a rapid over-expansion of the core business and other non-core business activities, the Company experienced financial difficulties leading to a strategic reorganization in 2003.  Prior to its reorganization in 2003, NCPH had a direct sales force in approximately 33 states with 55 offices.    To generate cash to fund its operations and to repay its then principal lenders, the Company sold its accounts receivable at a significant discount.  In addition, the Company restructured its operations and closed down its direct to consumer sales and telemarketing operations which included closing all offices outside of its corporate office, and all distribution routes.  The Company terminated approximately 930 employees nationally.  These actions allowed the Company to satisfy all its outstanding obligations under its then-existing credit facility.

Under its new business model, the Company no longer participates in the collection of its accounts receivable, a function that remains outsourced to TD Retail Card Services, a division of TD Bank, N.A.  In addition, the Company can receive customer payments by use of any major credit card.  Over the last several years, the Company has (i) returned to its core competency of providing a quality, value-added product, (ii) restructured its operating business to improve cash flow by emphasizing expense control, eliminating overhead, closing offices, exiting non-core businesses, and (iii) re-establishing and expanding its marketing channels.

To capitalize on changing consumer lifestyles and trends, the Company recognized a market opportunity to reposition its business through a prepared meals product offering that would satisfy the increasing demands of a time constrained population.  As a result, during 2005 the Dinewise® brand was created to serve this market by attracting new customers through multi-channel media which includes catalogues, e-commerce and strategic alliances, as well as existing customer referrals.  Dinewise® is a direct-to-consumer gourmet home meal replacement provider. Dinewise® targets lifestyle profiles, such as busy moms, singles, retirees, seniors, and working couples, as well as health profiles including diabetic, heart smart, low carbohydrate, low calorie, and weight loss. The Company has positioned its Dinewise® brand as the solution for time-constrained but discerning consumers focused on satisfying every member of the family by offering a broad array of the highest quality meal planning, delivery, and preparation services. Products are customized meal solutions, delivered fresh-frozen directly to the home.  Using the efficiency, exposure and reach of the Internet and other direct marketing channels, Dinewise® aims to capitalize on consumers’ emerging need for convenient, simple, customized solutions for home meal planning and preparation that satisfies the consumers’ health and lifestyle needs with ready-to-eat, ready-to-heat, or ready-to-assemble hot or cold meals or entrees.

The Company has identified the diet market as an opportunity to mirror its premium frozen prepared meals and its meal planning services.  Trained nutritional consultants are available to answer questions, custom design, and recommend a meal plan to help each customer achieve their individualized or family taste preferences.  Our website, www.dinewise.com, provides customers the flexibility of ordering products 24 hours a day, seven days a week.  Customers can either choose from our gourmet prepared food meals in pre-set packages ranging from $199 - $499, or customize their orders to their own particular preferences.  We ship orders directly to our customers in 50 states through our contracted third-party fulfillment providers.

We are also a direct marketer of gourmet prime cut proteins such as filet mignon, rack of lamb, rib roast, chicken cordon bleu, jumbo shrimp, tuna steaks and lobster tails.  Our products are flash frozen in waste free, safe, and portion- controlled packaging.   We also offer hors d’oeuvres, desserts and other complementary items, such as our “kitchen indispensable” housewares line.  We have grown our offerings from just beef to an assortment of approximately 125 prime cut proteins, 225 assorted vegetables, soups, appetizers, desserts and other meal accents.  In addition, with our new branded proprietary Dinewise® product line, we have expanded our offerings to include approximately 100 gourmet prepared meals and meal complements, with approximately 5,000 various meal combinations.   With the addition of the HomeBistro® product line, we have an additional 40 high quality, chef-prepared frozen meals, including soup, appetizer and quiche offerings, while having approximately 200 proprietary recipes to choose from for its seasonal menu rotation.

Products

Our assortment of approximately 125 prime cut proteins such as filet mignon, rack of lamb, rib roast, chicken cordon bleu, jumbo shrimp, tuna steaks and lobster tails, and 225 assortments of vegetables, soups, appetizers, desserts and other meal accents is complemented by our branded proprietary Dinewise® product line that offers approximately 100 gourmet prepared meals and meal complements, with approximately 5,000 meal combinations.  In addition, the HomeBistro® product line provides an additional 40 high quality, chef-prepared frozen meals, including soup, appetizer and quiche offerings, while having approximately 200 proprietary recipes to choose from for its seasonal menu rotation. With our unique Mix & Match customized meal builder software, Dinewise® provides its customers more choice than other online food sites in our marketing space.  Dinewise® products include:

Prepared Meals
Chef Selections
Our advisory board was engaged in crafting a selection of complete meals, ensuring that each entrée is perfectly balanced for peak flavor. Examples include:
●   Herbed Salmon w/Butternut Squash & Broccoli & Red Peppers
●   Beef Top Blade w/Roasted Potatoes & Asparagus
●   Rack of Lamb w/Red Skin Mashed Potatoes & Snap Peas & Carrots
●   Stuffed Cajun Pork Chop w/Apple Pecan Stuffing & Baby Carrots

Complete Cuisine
Chef-prepared Complete Cuisine Meals are complete meals individually packaged in microwaveable containers. The traditional "comfort food" menu is children-friendly and they have been very popular as office lunches.

Family Style
The chef-prepared entrées, sides, and vegetables are available in convenient, single serving quantities of four. These same entrées, sides, and vegetables are available as Mix & Match/ a la carte offerings.

Meal Accents
	Gourmet Desserts	Such as: ● Chocolate Souffle ● Single Serving Wildberry Charlotte
Meal Solutions
	Meal Plans	$199 Combo Plan $199 Mix-n-Match Plan $299 Value Plan $299 Favorites Plan $299 Gourmet Plan $399 Value Plan $399 Favorites Plan $399 Gourmet Plan $499 Combo Plan $499 Mix-n-Match Plan
Nutritional Foods
	Diet Mix & Match	The Company offers foods that meet the qualifications for diabetic and other nutrient specific needs such as low fat, low carb, or low calorie. These items are available on an a la carte basis.

Diet Friendly
Using the same offerings as the Diet Mix & Match offer, DineWise® also offers meal plans based on 1,300-1,500, 1,600-1,900, and 2,000-2,300 Calories. Qualitative information/links include daily nutritional needs calculators as well as access to a registered dietician consultation.

Housewares	Kitchen Indispensables
The Company offers its “kitchen indispensables”, a high-end (SRP) complementary houseware line.  The housewares category affords DineWise® the opportunity to expand its online advertising and to create more web traffic to its site.

Freezers
To facilitate product purchasing, the Company offers freezers in three sizes: five cubic feet (5 ft3), fourteen cubic feet (14 ft3), or twenty one cubic feet (21 ft3) through its national service relationship with Sears.

Gifts & Gift Certificates		Gift certificates or any of the above items can be sent as gifts for weddings, bridal showers, baby showers, new parents, corporate occasions, newlyweds, single moms/dads, or to college students.

Product Development

In addition to an advisory board consisting of an executive chef, a nutritionist and a registered dietician, DineWise® leverages the expertise of leading third party food developers with proven commercial success.  These relationships support the ongoing development of nutritionally correct products that meet the ongoing dieting and healthy eating needs of the consumer, as well as high quality gourmet and fine dining products. Areas of future product development include organic and ethnic food offerings.  All of our foods are evaluated for nutrition and compliance, as well as using taste test panels.  We continually evaluate the latest technologies in microwave packaging, and the improvements in taste and preparation are constantly being monitored. Further, we engage consulting firms and work directly with packaging vendors to evaluate and test the latest developments. We are working with the latest functional food and ingredients that replace fat and salt and improve the nutritional value of our food and continue to evaluate new products world-wide for import, private label or exclusive distribution.  In the last two years, there were no substantial expenses incurred relating to product development or research and development

Distribution Methods

Consumers can place orders twenty-four (24) hours a day, seven (7) days a week, via a toll-free call or the Internet, and charge their orders to any major credit card, or with a Company-offered credit program.  The Company’s outsourced supply and fulfillment vendors ship directly to the consumer’s home (or other designated shipping address) within 50 states from their state-of-the-art fulfillment centers.  Coolers are shipped with dry ice to insure contents arrive frozen at the customer’s convenience, and provide attractive, branded, private label express delivery to the consumer’s home within two-to-three days of placing their order.

Growth Strategy

Our strategy is for Dinewise® to become the leading direct-to-consumer provider of upscale home meal replacement solutions by delivering superior customer satisfaction in terms of taste, nutritional content, variety and convenience, while significantly reducing customer acquisition costs and generating attractive profit margins. Initiatives to accomplish this objective center on the Company’s core competencies of customer shopping convenience, meal planning, sourcing gourmet food products, home delivery of perishable foods, and high reorder customer satisfaction trends. Further, the Company intends to expedite this organic growth through potential acquisitions of companies with strategic products, distribution channels, Internet reach, or prepared product manufacturers.

Using the efficiency, exposure and reach of the Internet and other proven direct marketing channels, the Company will strive to capitalize on consumers’ growing need for convenient, customized solutions that satisfy their health and lifestyle needs with ready-to-eat, ready-to-heat, or ready-to-assemble hot or cold meals or entrees.

To address its growth opportunities the Company has positioned its brand, Dinewise®, as the solution for time-constrained but discerning consumers focused on satisfying every member of the family by offering a broad array of the highest quality prepared meals, along with value added services like meal planning, one stop shopping and preparation services, as well as nutritional consultation. Products are customized meal solutions, delivered fresh-frozen directly to the home. Along with the tag line of “rethink meals”, Dinewise® communicates the Company’s broad offering and brand positioning, and speaks to the markets the Company has targeted.

The future growth of Dinewise® is expected to be generated from more effective customer acquisition, retention, and use of prospect databases.  The Company expects to generate new revenue streams by providing several channels to purchase products without a large purchase commitment.  The Company’s marketing objective is to appreciably increase its user base, while significantly reducing customer acquisition costs generating attractive profit margins.

The Company has identified a gap in the diet market and believes premium, fully prepared, fresh frozen foods will be a competitive advantage.  Trained nutritional consultants are available to answer questions, custom design, and recommend a meal plan to help each customer achieve their individualized or family taste preferences.  We have launched a weight management system in the first quarter of 2007.  The Dinewise® Diet Plan is based on portion-controlled, premium prepared, frozen meals. Our plan consists of complete prepared meals and prepared a la carte portions that are designed to be low calorie, low fat, contain complex carbohydrates and low sodium. Customers are able to choose one of our pre-set food packages or customize their order. To promote our brand, we expect to market our weight management system through multiple media channels, which may include television, print, direct mail, Internet and public relations.

Other areas of growth include gifting, both personal and business to business, corporate wellness plans and expanded product lines to include organic, vegetarian, ethnic, kids and seniors market with a value priced variety of monthly plans.

Markets

U.S. consumers spend $1 trillion per year on food consumption (according to the U.S. Bureau of Statistics) and are increasingly seeking fresh, quick, convenient and healthy ways to prepare meals at home as a result of heightened concern over personal wellness. Providers of fresh prepared foods (supermarkets and restaurants) respond to this need by providing nutritious products that require reduced meal preparation time. A study by the NPD Group, a provider of global sales and marketing data, found that 70% of consumers do not plan dinner until dinnertime, causing more people to choose convenient meal solutions.  Our long-term product development and marketing plans are based on our belief that over time individuals and corporations are becoming more aware of the negative health and financial consequences of being overweight and, therefore, will focus not only on weight loss but also on healthy weight maintenance.

The Company has a multi-channel reach with few demographic restrictions, currently marketing in 50 U.S. states.

Currently, Dinewise® targets the high end of the Home Meal Replacement / Direct To Consumer food market.  This “mass affluent” group includes twenty three million households with incomes of $75,000 or more. Fast food chains such as SUBWAY serve the “mass-market” segment of HMR.

The Company’s primary targets are (i) dual income families with children (ii) busy professionals, (iii) time-starved couples and individuals who appreciate fine cuisine, and (iv) those seeking quick, easy, quality foods and prepared meals. Dinewise ® also targets niche markets such as (i) diabetics and their families, (ii) health conscious, (iii) branded diet followers, and (iv) temporarily and permanently homebound consumers and their caregivers.  A secondary target is gifting—both personal and corporate which is a natural extension of the Company’s focus.

Targeted consumers represent a proven market for home meal replacement and direct-to-consumer marketing as they (i) value convenience and variety, (ii) are concerned with portion size, (iii) have a high interest in caloric and nutritional content, and (iv) represent a significant portion of the population with the purchasing power to provide a strong volume base for Dinewise ®. These targeted groups, which include single urban professionals, empty nesters, and caregivers to the elderly, can readily access Dinewise ® products through convenient online or offline access.

Sales & Marketing

2005 was focused on investing in the Dinewise® brand and beta testing.  In the second quarter of 2006 we re-launched the brand.  During 2007 and into 2008 we continued to refine the brand, products, and customer base creation and retention.   During 2009, we acquired certain assets of Home Bistro Foods.  Thereafter the Company has focused on the internet brand marketing of DineWise® and Home Bistro®.  The Company has plans to partner with circulation and content rich partners on a variable cost basis, helping control expenses. Along with this business development relationship or “storefront”, the Company has additionally initiated both on and offline traditional media and promotional strategies.

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Online Advertising – The Company’s online advertising strategy includes the use of keyword search terms, natural search and search engine optimization, email newsletters and target emails primarily to its own or partners’ email database.  The Company also places online banner advertising through affiliate programs that compensate advertisers on a cost-per-customer acquired basis.  In addition, the Company is in the process of enhancing its current website, moving to a new platform which it expects will improve the customer experience and resultant conversion rates.

●
Offline Advertising – Offline advertising is used to encourage qualified customers to either call a certified nutritionist or access the Company’s website increasing online or telephone availability awareness.  Once properly capitalized, the Company expects to reach its target audience through a combination of direct response television, print and catalog requests, as well as “ride along” supplemental advertising.

Our in-house call centers enable us to retain greater control of the quality, timeliness and cost of fulfilling product orders over other marketers who outsource fulfillment services to unrelated contractors. Through our toll-free numbers, customers place orders, request catalogs or make merchandise and order inquiries. Customers generally have access to real-time product availability information and are able to select a desired receipt date at the time of order. Our experienced customer service representatives are an integral part of our business.  We hire, train and retain customer-friendly customer service agents to answer telephone and email inquiries, to offer online customer service and to provide prompt attention and helpful information in response to our customers’ inquiries. In addition, to provide our callers access to our customer service agents quickly as well as 24/7, we have extended our call center to an outsourced company during the end of 2006.  Our representatives are knowledgeable about our products and are encouraged to upsell additional complementary products.

In 2006 we have initiated a cross marketing campaign to our Colorado Prime Foods customers with our new branded Dinewise® product line.  And as new Dinewise® customers are acquired, we will also be able to offer the wide array of frozen unprepared products and meal complements as well.  This cross marketing opportunity was enhanced with the acquisition of the Home Bistro® brand in June 2009.  Given the Company’s wide customer base and direct to consumer reach, it has no financial reliance on any one customer.

Suppliers

Currently, the Company’s order fulfillment is handled by a contracted outsourced provider.  In order to meet our high quality standards for product creation and development, current fulfillment providers are directed to purchase from approximately 10 primary vendors. They, then assemble, pick, pack, and fulfill orders for final delivery by FedEx ground or air from orders that are received online, by phone or mail, and digitally transmitted through the Company’s order fulfillment software.

Competition

In the Direct To Consumer (“DTC”) / Home Meal Replacement (“HMR”) market our competition is limited to a few small competitors and some larger companies such as Omaha Steaks and Schwanns, which have significantly greater financial, technical, sales and marketing resources than the Company. We believe, however, there is no company that offers the breadth, depth and customization of products and services that we do for both the DTC/HMR and diet markets.

In the Direct To Consumer weight loss food product market the competition is limited to a few small companies, as well as Jenny Craig, e-Diets, NutriSystem and Zone Chef.

We believe our competitive advantage is a superior consumer value proposition that is inclusive of both premium, non-dietary products, as well as premium diet / healthy offerings.  Our customers may choose from a large selection of fresh frozen meals and meal components that allow them to dine without the pressure of refrigerated shelf life exposure.  The Company’s premium offering is a higher quality than usually found competitively.  We also believe our competitive strength is customization based on individual or family requirements and preferences, along with portion-control that adds to an excellent customer value proposition.

Our core competencies include:

●
Quality – Dinewise® offers gourmet, restaurant-quality meals to the individual or family. Working with product development specialists, a registered dietician and a nutritionist, Dinewise® is continually developing nutritionally sound products that meet the ongoing dieting and healthy eating needs of the consumer.

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Choice – The Company offers over 5,000 gourmet meal combinations through its unique mix-and-match automated ordering system.  In addition to these meal plans, the Company offers premium desserts, appetizers and soups, giving the Company the ability to market to singles, busy couples with children, seniors, diabetics, as well as diet conscious consumers.

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Convenience – Phone, Internet, live chat, catalogue, person-to-person, whichever venue a customer prefers, is available to place an order.  Once delivered, the fresh frozen aspect of the program allows the consumer to enjoy the food when they want, they do not have to worry about spoilage and the entrees are always at their peak freshness.

●
Safety – As food safety is always important, Dinewise® products are sourced from a “food chain insured” supervisory umbrella of all agency protocols.  All products are flash frozen to maintain their flavor, vitamins and overall color and consistency.  Flash freezing provides for a longer shelf life and is generally viewed as a superior process versus traditional freezing techniques.

Based upon the above factors, we believe we can compete effectively in the Direct To Consumer/Home Meal Replacement and diet markets.  We, however, have no control over how successful competitors will be in addressing these factors.

Government Regulations

There are an increasing number of laws and regulations being promulgated by the United States government, governments of individual states and governments overseas that pertain to the Internet and doing business online. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations have been or may be adopted with respect to the Internet relating to:

●	liability for information retrieved from or transmitted over the Internet;

●	online content regulation;

●	commercial e-mail;

●	visitor privacy; and

●	taxation and quality of products and services.

Moreover, the applicability to the Internet of existing laws governing issues such as:

●	intellectual property ownership and infringement;

●	consumer protection;

●	obscenity;

●	defamation;

●	employment and labor;

●	the protection of minors;

●	health information; and

●	personal privacy and the use of personally identifiable information.

This area is uncertain and developing. Any new legislation or regulation or the application or interpretation of existing laws may have an adverse effect on our business. Even if our activities are not restricted by any new legislation, the cost of compliance may become burdensome, especially as different jurisdictions adopt different approaches to regulation.

Employees

As of December 15, 2011, the Company had 11 employees; 6 in sales, marketing and customer service, 3 in finance, administration, information systems and operations, and 2 executive officers.    None of our employees are represented by a labor union, and we consider relations with our employees to be good.

ITEM 1A.  Risk Factors

An investment in our common stock involves a high degree of risk.  You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common stock.  You should only purchase our securities if you can afford to suffer the loss of your entire investment.

RISKS RELATED TO OUR BUSINESS

Our business, operations and financial condition are subject to various risks.  Some of these risks are described below and you should take these risks into account in making a decision to invest in our common stock.  This section does not describe all risks associated with us, our industry or our business, and it is intended only as a summary of the material risk factors.  If any of the following risks actually occur, we may not be able to conduct our business as currently planned and our financial condition and operating results could be seriously harmed.  In that case, the market price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Our Financial Results Have Worsened Over The Past Several Years And There Is No Assurance That Our New Strategy Will Be Successful.

Over the last three years, our revenues have decreased from $8,301,000 in 2008, to $7,185,000 in 2009 and to $6,718,000 in 2010.  In the first nine months of 2011, our revenues were $4,000,000.  Our net (loss) income for the last three years were: $185,000 in 2008; $863,000 in 2009 and ($432,000) in 2010.  The 2009 and 2008 results were favorably affected by non-cash restructuring recoveries of $937,000 and $83,000, respectively.  Exclusive of these restructuring recoveries, our net (loss) income were ($74,000) and $102,000, respectively.  In the first nine months of 2011, our net loss was ($482,000).  At December 26, 2010 and December 27, 2009, we had a working capital deficit of $1,474,000 and $1,601,000, respectively and a stockholders’ deficit of $3,703,000 and $3,272,000 in the respective periods.  At September 25, 2011 we had a working capital deficit of $1,513,000 and stockholder’s deficit of $4,055,000. In 2003 we effectuated a restructuring pursuant to which we significantly curtailed operations.  As a result of the curtailment of direct sales offices, we have relied on repeat customer business and call center efforts.  We are currently in the early stages of our new business strategy and plan to increase marketing efforts.  There is no assurance that our new strategy will be successful or that we will ever return to profitability.

We Are Subject To Embedded Derivative Accounting Which Could Significantly Negatively Affect Our Reported Financial Condition.

Financial Accounting Standards Board (which we refer to as FASB) ASC 815 “Accounting for Derivative Instruments and Hedging Activities” discusses contracts that do not in their entirety meet the definition of a derivative instrument and may contain “embedded” derivative instruments.  This is the case with certain debentures and warrants issued to Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP and Dutchess Private Equities Fund, II Ltd. (collectively, we refer to them as Dutchess) , whereby the embedded derivatives have been reflected as a liability on our balance sheet.  This has significantly increased our liabilities and negatively effected our stockholders’ equity (or deficit) and net income (or loss).  Until such debentures are settled and the warrants are exercised or cancelled, such securities will continue to effect our stockholders equity and net income.

We Are Required To Obtain Additional Financing, Which There Is No Assurance Of Obtaining Or Obtaining On A Favorable Basis.

Our cash position for the last three years was $427,000 at December 28, 2008, $639,000 at December 27, 2009 and $188,000 at December 26, 2010.  For the quarter ended September 25, 2011, our cash position was further reduced to $88,000.  We have been unable to raise additional financings since February 2007, and as such, we have operated on a negative cash flow basis with any cash flow from operations directed to debt service, with little to no cash invested in any substantial marketing initiatives.  There is no assurance that our current funds will be sufficient to fund operations over an extended period of time.  While we require additional funds, there can be no assurance that any funds will be available to us, or if available, that such will be on terms favorable to us.  In addition, any additional financing will also likely cause substantial dilution to our current shareholders.

We May Not Successfully Manage Our Growth.

Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and administrative, operational, and financial resources.  To manage this growth, should there be growth, we must expand our facilities, augment our operational, financial and management systems, and hire and train additional qualified personnel.  If we are unable to manage our growth effectively, our business would be harmed.

We Are Dependent On Our Chief Executive Officer And Other Key Executive Officers And Executives For Future Success.

Our future success depends to a significant degree on the skills, experience and efforts of our Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, and other key executives.  The loss of the services of any of these individuals could harm our business.  Only two key executives, our Chief Executive Officer and Chief Financial Officer, have employment agreements.  Despite such agreements, no assurance can be given that we will be able to retain the services of our Chief Executive Officer and Chief Financial Officer.  In addition, we have not obtained life insurance on any key executive officers.  In the event that we lose the services of our key personnel, our business may suffer significantly.

We Rely On Third Parties To Provide Us With Adequate Food Supply And Certain Fulfillment, Internet, Networking And Call Center Services, The Loss Of Any Of Which Could Cause Our Revenue, Earnings Or Reputation To Suffer.

We rely solely on third-party suppliers for the food and other products we sell.  While we have a written contract with our fulfillment center, we have no assurance of adequate supply of our products nor are we assured that the price that we may pay for our products will continue to be consistent on a long-term basis.  If we are unable to obtain sufficient quantity, quality and variety of food and other products in a timely and low cost manner from our manufacturers, we will be unable to fulfill our customers’ orders in a timely manner, which may cause us to lose revenue and market share or could result in higher costs for us.

100% of our order fulfillment is handled by a third party.  Should they be unable to service our needs for even a short duration, our revenue and business could be harmed.  Additionally, the cost and time associated with replacing such supplies could increase our costs.  Any replacement fulfillment provider would also require startup time, which could cause us to lose sales and market share.

We are dependent on maintaining good relationships with this third party.  The services we require from this party may be disrupted by a number of factors associated with their businesses, including the following:

●	labor disruptions;

●	delivery problems with national carriers;

●	internal inefficiencies;

●	equipment failure;

●	natural or man-made disasters; and

●
with respect to our food suppliers, shortages of ingredients or United States Department of Agriculture (which we refer to as USDA) and United States Food and Drug Administration (which we refer to as FDA) compliance issues.

The Food Industry Is Subject To Governmental Regulation That Could Increase In Severity And Negatively Affect On Results Of Operations.

The food industry is subject to federal, state and other governmental regulation.  For example, food manufacturers are subject to rigorous inspection and other requirements of the United States Department of Agriculture and Food and Drug Administration.  If federal, state, or local regulation of the industry increases for any reason, then we may be required to incur significant expenses, as well as modify our operations to comply with new regulatory requirements, which could harm operating results.  Additionally, remedies available in any potential administrative or regulatory actions may require us to refund amounts paid by all affected customers or pay other damages, which could be substantial.

The Sale Of Ingested Products Involves Product Liability And Other Risks.

Like other food distributors, we face an inherent risk of exposure to product liability claims if the use of our products results in illness or injury.  Distributors of food products have been named as defendants in product liability lawsuits from time to time.  The successful assertion or settlement of a claim or a significant number of uninsured claims could harm us by adding to our operational costs and by diverting the attention of our senior management from the operation of the business.  We may also be subject to claims that our products contain contaminants, are improperly labeled, include inadequate instructions as to preparation or inadequate warnings covering food borne illnesses or allergies.  While we have product liability insurance, product liability litigation, even if not meritorious, is very expensive and could also entail adverse publicity for us, which may adversely affect our revenue and operating results.

The Food Service Industry Is Highly Competitive.  If Any Competitors Or A New Entrant Into The Market With Significant Resources Pursues A Strategy And Product Line Similar To Dinewise, Our Business Could Be Significantly Affected.

Competition is intense in the food service industry, and we must remain competitive in the areas of price, taste, customer service and brand recognition.  Some competitors, such as Omaha Steaks and Schwanns, are significantly larger than Dinewise and have substantially greater resources.  In addition our business could be adversely affected if a third party with significant resources decides to imitate our strategy.  For example, if a major supplier of gourmet frozen food decided to enter this market and makes a substantial investment of resources in advertising and training food specialists, our business could be adversely affected.  Any increased competition from new entrants into the industry, or any increased success by existing competition could result in reductions in Dinewise sales or prices, or both, which could have an adverse effect on the business and operating results.

Our Future Growth And Profitability Will Depend In Large Part Upon The Effectiveness And Efficiency Of Our Marketing Expenditures And Our Ability To Select The Right Markets And Media In Which To Advertise.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures, including our ability to:

●	create greater awareness of our brand and our programs;

●	identify the most effective and efficient level of spending in each market, media and specific media vehicle;

●	determine the appropriate creative message and media mix for advertising, marketing and promotional expenditures;

●	effectively manage marketing costs (including creative and media) in order to maintain acceptable customer acquisition costs;

●	select the right market, media and specific media vehicle in which to advertise; and

●	convert consumer inquiries into actual orders.

Our planned marketing expenditures may not result in increased revenue or generate sufficient levels of brand name and program awareness.  We may not be able to manage our marketing expenditures on a cost-effective basis whereby our customer acquisition cost may exceed the profit generated from each additional customer.

If We Are Unable To Accurately Target The Appropriate Segment Of Our Intended Consumer Market With Our Direct Marketing Initiatives And Achieve Adequate Response Rates, We Could Experience Lower Sales.

We have historically relied on revenues generated from customers initially contacted through our call center.  The success of our direct marketing business largely depends on our ability to achieve adequate response rates to our direct marketing initiatives, which have historically fluctuated.  Any of the following could cause customers to forego or defer future purchases:

●	the failure by us to offer a mix of products that is attractive to our customers;

●	the size and breadth of our product offering and the timeliness and condition of delivery of our service;

●	the customer’s particular economic circumstances; or

●	general economic conditions

Future Acquisitions And The Pursuit Of New Business Opportunities Present Risks, And We May Be Unable To Achieve The Financial And Strategic Goals Of Any Acquisition Or New Business.

A component of our growth strategy is to acquire existing businesses or pursue other business opportunities in the market for lifestyle and wellness products and services.  Even if we succeed in acquiring or building such businesses, we will face a number of risks and uncertainties, including, but not limited to:

●
difficulties in integrating newly acquired or newly started businesses into existing operations, which may result in increasing operating costs that would adversely affect our operating income and earnings;

●	the risk that our current and planned facilities, information systems, personnel and controls will not be adequate to support our future operations;

●	diversion of management time and capital resources from our existing businesses, which could adversely affect their performance and our operating results;

●	dependence on key management personnel of acquired or newly started businesses and the risk that we will be unable to integrate or retain such personnel;

●
the risk that the new products or services we may introduce or begin offering, whether as a result of internal expansion or business acquisitions, will not gain acceptance among consumers and existing customers;

●	the risk that new efforts may have a detrimental effect on our brand;

●
the risk that we will face competition from established or larger competitors in the new markets we may enter, which could adversely affect the financial performance of any businesses we might acquire or start; and

●
the risk that the anticipated benefits of any acquisition or of the commencement of any new business may not be realized, in which event we will not be able to achieve any return on our investment in that new business.

If we are unable to manage these risks, or if we are unable to adapt to these risks appropriately, our financial results may suffer.

If We Do Not Continue To Receive Referrals From Existing Customers, Our Customer Acquisition Cost May Increase.

We rely on word of mouth advertising for a portion of our new customers.  If our brand suffers or the number of customers acquired through referrals drops due to other unforeseen circumstances, the costs associated with acquiring new customers and generating revenue will increase, which will, in turn, have an adverse affect on our profitability.

We Engage An Advisory Panel To Develop And Promote Our Products.  If These Spokespersons Suffer Adverse Publicity, Our Revenue Could Be Adversely Affected.

The marketing strategy depends in part on our advisory panel.  If any of the members of our Advisory Panel become the subject of adverse news reports, negative publicity or otherwise are alienated from a segment of our customer base, whether food and nutrition related or not, such events may reduce the effectiveness of the member’s endorsement and, in turn, adversely affect our revenue and results of operations.

We May Be Subject To Claims That Our Personnel Are Unqualified To Provide Proper Weight Loss Advice.

Most of our counselors for our weight management program do not have extensive training or certification in nutrition, diet or health fields and have only undergone the training they receive through online course studies.  We may be subject to claims from our customers alleging that our personnel lack the qualifications necessary to provide proper advice regarding weight loss and related topics.  We may also be subject to claims that our personnel have provided inappropriate advice or have inappropriately referred or failed to refer customers to health care providers for matters other than weight loss.  Such claims may be costly, would result in damage to our reputation and divert management’s attention from our business, which would adversely affect our business.

Changes In Consumer Preferences And Discretionary Spending Could Negatively Impact Operating Results.

We offer gourmet prepared frozen foods that offer convenience and value to customers.  Our continued success depends, to a large degree, upon the continued popularity of our offerings and the desire for convenience and gourmet quality.  Changes in consumer tastes and preferences away from these products and services and any failure to provide innovative responses to these changes, may have a materially adverse impact on our business, financial condition, operating results, cash flows and/or prospects.  Additionally, the success of the business and operating results are dependent on discretionary spending by consumers.  A decline in discretionary spending could adversely affect our business, financial condition, operating results and cash flows.  The business could also be adversely affected by general economic conditions, demographic trends, consumer confidence in the economy and changes in disposable consumer income.

RISKS ASSOCIATED WITH INVESTING IN OUR COMMON STOCK

Our Stock Has Historically Had a Limited Market.  If A Trading Market For Our Common Stock Does Develop, Trading Prices May Be Volatile.

In the event that a trading market develops, the market price of our shares of common stock may be based on factors that may not be indicative of future market performance.  Consequently, the market price of our common stock may vary greatly.  If a market for our common stock develops, there is a significant risk that our stock price may fluctuate dramatically in the future in response to any of the following factors, some of which are beyond our control:

●	variations in our quarterly operating results;

●	announcements that our revenue or income/loss levels are below analysts’ expectations;

●	general economic slowdowns;

●	changes in market valuations of similar companies;

●	announcements by us or our competitors of significant contracts; or

●	acquisitions, strategic partnerships, joint ventures or capital commitments.

Because Our Shares Are Deemed “Penny Stocks,” You May Have Difficulty Selling Them In The Secondary Trading Market.

The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.  Additionally, if the equity security is not registered or authorized on a national securities exchange that makes certain reports available, the equity security may also constitute a “penny stock.”  As our common stock comes within the definition of penny stock, these regulations require the delivery by the broker-dealer, prior to any transaction involving our common stock, of a risk disclosure schedule explaining the penny stock market and the risks associated with it. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and any salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account.  In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock. The ability of broker-dealers to sell our common stock and the ability of shareholders to sell our common stock in the secondary market would be limited.  As a result, the market liquidity for our common stock would be severely and adversely affected. We can provide no assurance that trading in our common stock will not be subject to these or other regulations in the future, which would negatively affect the market for our common stock.

Our Stock Is Listed On The Pink Sheets And There Is No Assurance That Our Common Stock Will Return To The OTC Bulletin Board Or Any Other Exchange.

On March 27, 2009, after a waiver agreement was signed with its debt holder permitting such action, the Company filed a Form 15, “Certification and notice of termination of registration under section 12(g) of the Securities Exchange Act of 1934” or suspension of duty to file reports under sections 13 and 15(d) of the Securities Exchange Act of 1934.  As such, the stock is now quoted on the Pink Sheets, instead of the OTC Bulletin Board.  While we have filed this Form 10, there is no assurance we will be able to move to a more senior stock exchange.  In either venue, an investor may find it difficult to obtain accurate quotations as to the market value of the common stock.  In addition, if we failed to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors.  Consequently, such regulations may deter broker-dealers from recommending or selling the common stock, which may further affect its liquidity.  This would also make it more difficult for us to raise additional capital.

We Will Be Subject To The Reporting Requirements Of Federal Securities Laws, Which Can Be Expensive.

Upon the effectiveness of this registration statement, we will become subject to the information and reporting requirements under the Securities Exchange Act of 1934 and other federal securities laws, and the compliance obligations of the Sarbanes-Oxley Act of 2002.  The costs of preparing and filing annual and quarterly reports and other information with the SEC will cause our expenses to be higher than they would be if we were a privately-held company.

Because We Became Public By Means Of A “Reverse Merger”, We May Not Be Able To Attract The Attention Of Major Brokerage Firms.

Additional risks may exist since we became public through a “reverse merger.”  Securities analysts of major brokerage firms may not provide coverage of us since there is little incentive to brokerage firms to recommend the purchase of our common stock.  No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our company in the future.

RISKS RELATED TO THE DUTCHESS AGREEMENTS

On July 14, 2006, we entered into agreements with Dutchess pursuant to which we issued debentures in the principal amount of the $2,500,000 and warrants to purchase an aggregate of 5,050,505 shares of our common stock at $.20 (which expire July 14, 2013) to Dutchess.  On February 16, 2007, we entered into additional agreements with Dutchess pursuant to which we issued a $1,750,000 principal amount debenture, which were paid in full by June 30, 2010 and 2,000,000 warrants at $.20 which expire in February 2012 (collectively, the “Dutchess Agreements”). The Dutchess Agreements may result in substantial dilution to our shareholders and significant declines in the price of our common stock, due to, among other things, the inclusion of non-fixed pricing provisions in the financing agreements.  In addition, the 2006 subscription agreement between us and Dutchess requires us to cover the resale of the shares of common stock underlying the debentures and warrants issued to Dutchess in 2006, and provide significant penalties for failing to meet the time deadlines.  The Dutchess Agreements, as amended, subject us to the following risks:

●
We may not be able to meet our monthly principal and interest payment, nor meet our balloon payment of approximately $1.3 million in July 2013.  Monthly Principal is $25,000 per month plus 8% interest through June 2012.  Monthly principal increases to $35,000 from July 2012 – November 2012; to $50,000 from December 2012 – March 2013; and to $65,000 from April 2013 – June 2013.

●
In the event that Dutchess sells shares of our common stock underlying the debentures and warrants, the price of our stock could decrease.  If our stock price decreases, Dutchess may have a further incentive to sell the shares of our common stock that it holds.  Such sales of common stock could cause the market price of our common stock to decline significantly.

●
The issuance of shares of our common stock upon conversion of the debentures or exercise of the warrants will result in the dilution to the interests of other holders of our common stock.  The conversion price of the 2006 debentures is based upon a discount to the future market price of our stock at various times up, and until, time of conversion.  Given the variability and potential volatility of this non-fixed price formula, this can result in:

o	A very substantial dilution to existing shareholders
o
The need to increase our authorized shares outstanding, which is subject to shareholder approval.  If shareholder approval is not received, substantial penalties could be incurred inclusive of cash penalties.  On October 24, 2011, the Company’s CEO, Paul A. Roman holds the right to vote 50.1% of the total outstanding shares entitled to vote on all matters submitted for a vote to shareholders of the Company.  As a result, the increasing of any authorized shares is now 100% under the Company’s control.

o
There are various potential liquidated damages payable by us to Dutchess which include lowering the future conversion prices of the debentures, increasing the principal amount outstanding and other cash liquidated damages as a result of our performance under the July 14, 2006 agreements.

ITEM 2.  FINANCIAL INFORMATION

Management’s discussion and analysis of financial condition and results of operations.

(Dollar amounts are in thousands, except share and per share data)

Critical Accounting Policies and Estimates

This management discussion and analysis is based on our consolidated financial statements which are prepared using certain critical accounting policies that require management to make judgments and estimates that are subject to varying degrees of uncertainty.  While we believe that these accounting policies, and management's judgments and estimates, are reasonable, actual future events can and often do result in outcomes that can be materially different from management's current judgments and estimates.  We believe that the accounting policies and related matters described in the paragraphs below are those that depend most heavily on management's judgments and estimates.

Fiscal Year

Our fiscal year ends on the last Sunday in December.  Our fiscal 2010 year consisted of the fifty-two week period which began on December 28, 2009 and ended on December 26, 2010; our 2009 fiscal year consisted of the fifty-two week period which began on December 29, 2008 and ended on December 27, 2009.

Revenue Recognition

We recognize revenue from product sales when (i) persuasive evidence of an arrangement exists and the sales price is fixed or determinable (evidenced by written sales orders), (ii) delivery of the product has occurred, and (iii) collectibility of the resulting receivable is reasonably assured.  Shipping and handling expenses of $963 and $796 are included in selling, general and administrative expenses for the years ended December 26, 2010 and December 27, 2009, respectively.  Although we accept product returns, historical returns have been insignificant.  The Company records its revenue net of any sales taxes collected on its sales, which are subsequently remitted to the local tax office, as required.

With respect to product sales, we recognize revenue on a gross basis, using the criteria outlined in FASB ASC 605 (formerly known as Emerging Issues Task Force Issue (“EITF”) No. 99-19), Reporting Revenue Gross as a Principal Versus Net as an Agent, net of provisions for discounts and allowances.  Our product sales are collected utilizing major credit cards, prior to the sale, or are collected within three days of delivery.  All product sales are final and we have a “no return” policy. However, in limited instances, due to product quality or delivery delays, we may replace the product or issue a credit to the customer.

Impairment of Fixed Assets and Intangibles

We determine the recoverability of our long-lived assets in accordance with FASB ASC 360 (formerly known as Statement of Financial Accounting Standards (“SFAS”) No.  144), “Accounting for the Impairment or Disposal of Long-Lived Assets.”  Long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset group to estimated undiscounted future cash flows expected to be generated by the asset group.  If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.  Management believes there is no impairment of any long-lived assets as of December 26, 2010 and December 27, 2009.

Income Taxes

We account for our income taxes in accordance with FASB ASC 740 (formerly known as SFAS No. 109), “Accounting for Income Taxes.”  Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Due to the uncertainty of future earnings, all deferred tax assets are fully reserved.

Accounting for Uncertain Tax Positions

In June 2006, the FASB issued FASB ASC 740 (formerly known as FASB Interpretation No. 48), ("ASC 740"), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We recognize interest and penalties, if any, as part of our provision for income taxes in our Consolidated Statements of Operations. We file a consolidated U.S. federal income tax return as well as unitary income and sales tax returns in New York. The Internal Revenue Service has completed examinations of our federal returns for taxable years prior to 1993. While there are no tax audits in progress, the Company’s years ended December 2008-2010 remains subject to State and IRS audits.

Debt Discount and Derivative Liability

As a result of the Company entering into a Subscription Agreement on July 14, 2006 with Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (collectively, the "Investors") pursuant to which the Company agreed to sell to the Investors an aggregate of $2,500 of Five-Year Convertible Debentures (the "Convertible Debentures") and warrants to purchase 5,050,505 shares of Common Stock at an exercise price of $.495 per share (the  "Warrants"), the Company has identified certain embedded derivatives within the Convertible Debentures.  The value of these embedded derivatives were $1,200 at July 14, 2006.    On February 16, 2007, the Company issued and sold to one of its existing investors, Dutchess Private Equities Fund, Ltd. (“Dutchess”), a $1,750 principal amount Convertible Debenture due March 31, 2009 (the”Debenture”) and a warrant to purchase 4,000,000 shares of the Company’s common stock at an exercise price of $0.25 per share (as a result of an amendment on March 17, 2008, 2,000,000 warrants were terminated, leaving 2,000,000 warrants outstanding).  According to the terms of the agreements with Dutchess, as a result of an equity raise in July 2011, all Dutchess warrants have an exercise price of $.20, and the maximum conversion price of the Debentures was reduced from $.495 to $.10.  The Company has identified certain embedded derivatives within the Debenture.  The value of these embedded derivatives was $477 at February 16, 2007.  These amounts were bifurcated from the Convertible Debentures and Debenture on the face of the balance sheet and a corresponding derivative liability was established.  These debt discounts will be amortized over their respective lives, using the effective interest method, and charged to interest expense until fully amortized in July 2011 and March 2009, respectively.  As of December 26, 2010 the unamortized debt discount was $171.  In the event the Convertible Debentures or Debentures are reduced in full or in part, either by Company prepayments or by conversion into common shares by the Investors, the debt discount related to the amount reduced will be immediately recognized as interest expense and charged to operations.  In addition, the change in the valuation of the embedded derivatives for the years ended December 26, 2010 and December 27, 2009 resulted in a (loss) income of ($209) and $6, respectively, and was reflected in interest expense.  The valuation of the embedded derivatives for the conversion features was calculated using a binomial model, utilizing the Company’s stock price of $.04 per share and $.01 per share as of December 26, 2010 and December 27, 2009, respectively.  The value of the Warrants were calculated using the Black Scholes model with a volatility of 57% and 66%, a discount rate of 3.26% and 4.70% and a life of 2.5 and 3.5 years for the years ended December 26, 2010 and December 27, 2009, respectively.  Forfeiture and dividend rates were 0% for the years ended December 26, 2010 and December 27, 2009.  In all future periods, the change in the valuation of the derivative liabilities will continue to be recognized as interest expense or income and charged to operations accordingly.

Results of Operations

Revenues and expenses consist primarily of the following components:

Revenues.  Revenues consist primarily of food sales.  Food sales include sales of prime cut proteins (such as beef, chicken, pork and fish) and assorted vegetables, soups, appetizers, desserts and other meal accents, as well as gourmet, prepared meals and prepared meal complements.  Included in revenues are shipping and handling charges billed to customers and sales credits and adjustments, including product returns.  Although we accept product returns, historical returns have been insignificant.  Also included in revenues are sales of durable goods such as cutlery, cookware and appliances.

Cost of Goods Sold.  Cost of goods sold consists primarily of the cost of the food and durable products sold and the costs of outside fulfillment of food orders.

Operating Expenses.  Operating expenses consist of compensation for sales, marketing, delivery, administrative, information technology, customer service personnel, advertising, marketing and promotional expenses, shipping and handling expenses, facility expenses, website development costs, professional service fees and other general corporate expenses.

Interest Expense (Income), Net.  Consists of interest expense paid on the Company’s convertible debt outstanding, amortization of debt discount, and the change in the value of the embedded derivative liability for the period, net of any interest income earned on cash balances and marketable securities.

Income Taxes.  We are subject to corporate level income taxes and record a provision for income taxes based on an estimated effective tax rate for the year.

Year Ended December26, 2010 Compared To Year Ended December 27, 2009

Revenue
Revenue decreased to $6,718 for the year ended December 26, 2010 as compared to $7,185 for the year ended December 27, 2009.  The decline in revenue of $467, or 7%, resulted primarily from a reduction in direct telemarketing food sales which was substantially offset by branded sales with the Company’s focus on customer creation and marketing on the DineWise® and Home Bistro® branded product lines.  Direct telemarketing food sales were $3,452 in 2010 as compared to $4,574 in 2009 and houseware sales were $238 in 2010 as compared to $328 in 2009.  Sales from our DineWise® and HomeBistro® branded product lines were $3,028 in 2010 as compared to $2,283 in 2009.  This increase of $745 or 33% is the result of the addition of the Home Bistro® brand as a result of the acquisition of certain brand assets in June 2009, of which marketing of that brand principally commenced in the fourth quarter of 2009.  The Company expects to continue focusing its marketing investments on these brands utilizing a multi-channel marketing approach, inclusive of web advertising and search engine optimization, as well as catalog circulations, as it strives to continue improving its sales and brand awareness.  However, until such time as the needed capital to continue to execute its marketing plan is secured, we will focus only on those channels that deliver the highest response rates and incremental profits, thus substantially reducing both marketing expenses and short-term sales growth opportunities.

Cost of Goods Sold
Cost of goods sold decreased $216 to $2,705 for the year ended December 26, 2010 as compared to $2,921 for the prior year period.  Gross profit as a percent of revenue increased to 59.7% in 2010 as compared to 59.3% in 2009.  This slight improvement is primarily the result of consumer price increases, principally offset by food costs.

Operating Expenses and restructuring recoveries
Operating expenses increased $161 to $3,538 in 2010 as compared to $3,377 in 2009.  The increase was primarily the result of increased marketing efforts of $235 ($437 in 2010 as compared to $202 in 2009), increased delivery costs of $167 ($963 in 2010 as compared to $796 in 2009), the result of higher costs to deliver its DineWise and Home Bistro brands as compared with its telemarketing sales due principally to lower order values.  In addition, amortization of customer lists as a result of the acquisition of certain Home Bistro assets increased by $68 ($102 in 2010 as compared to $34 in 2009).  These increases were substantially offset by reductions in audit and insurance costs of $133 ($44 in 2010 as compared to $177 in 2009), and reductions in employee and employee related costs of approximately $121 ($1,477 in 2010 as compared to $1,598 in 2009).  During 2009, as a result of the expiration of the statue of limitations and contract law, the company reversed some amounts previously accrued related to its restructuring activities during 2003.  This resulted in a non cash restructuring recovery of $937.

Interest Expense
Interest expense, net was $931 and $956 for the year ended December 26, 2010 and December 27, 2009, respectively.  This is the result of interest expense of $219 and $413, in the respective periods, incurred on our $2,500 Convertible Debentures and $1,750 Debentures issued in July 2006 and February 2007 with an interest rate of 8% as amended on January 27, 2010 (previously 10%) and 16% per annum.  The Company incurred amortization expense in the amount of $355 and $393, in the respective periods, as a result of amortizing the debt discount, and mark to market (loss) income of ($209) and $6 as a result of the decrease in the value of the embedded derivative liability for the period. In addition, the Company amortized $86 and $121 in finance costs associated with our Convertible Debentures and Warrants, and incurred accrued interest of $60 and $33 on its convertible note related to the 2009 acquisition of certain assets of Home Bistro.  These amortization expenses will continue to be amortized each quarter over the lives of the Convertible Debentures, respectively.  In the event there is a conversion or prepayment of all or a portion of this debt, the Company will recognize immediately the unamortized deferred finance costs and debt discount expense related to the conversions or prepayments.  As of December 26, 2010 the unamortized portion of the deferred finance costs and debt discount were $25 and $171, respectively.  As of December 27, 2009 the unamortized portion of the deferred finance costs and debt discount were $112 and $526, respectively

Income Taxes
In 2010 and 2009 we recorded income tax (benefits) expenses of ($24) and $5, respectively, which is comprised principally of state franchise taxes.  We have provided and continue to provide for a full valuation allowance against our deferred income tax assets.  The valuation allowance is subject to adjustment based upon our ongoing assessment of our future income and may be wholly or partially reversed in the future.

Net (Loss) income
For the year ended December 26, 2010, net loss was $432 as compared to net income of $863 for the year ended December 27, 2009.  The decrease in the net income from 2009 was primarily the result of the 2009 restructuring recovery of $937 as compared to $0 in 2010.

Nine Months Ended September 25, 2011 Compared To Nine Months Ended September 26, 2010

Revenue
Revenue decreased to $4,000 for the nine months ended September 25, 2011 as compared to $4,921 for the nine months ended September 26, 2010.  The decline in revenue of $921, or 19%, resulted from a reduction in direct telemarketing food sales and DineWise® and Home Bistro® branded product sales, offset in part by an increase in houseware sales.  Direct telemarketing food sales were $2,192 in 2011 as compared to $2,630 in 2010 and houseware sales were $277 in 2011 as compared to $123 in 2010.  Sales from our DineWise® and HomeBistro® branded product lines were $1,531 in 2011 as compared to $2,168 in 2010.  This decrease of $637 or 29% is the direct result of the Company’s limited cash position and a substantial reduction in its marketing activities.  Until such time as the needed capital to execute its marketing plan is secured, we will focus only on those channels that deliver the highest response rates and incremental profits, thus substantially reducing both marketing expenses and short-term sales growth opportunities. Once we raise the required capital, we expect to focus our marketing investments on those brands utilizing a multi-channel marketing approach, inclusive of web advertising and search engine optimization, as well as catalog circulations, as it strives to continue improving its DineWise® and Home Bistro® sales and brand awareness.

Cost of Goods Sold
Cost of goods sold decreased $375 to $1,609 for the nine months ended September 25, 2011 as compared to $1,984 for the prior year period.  Gross profit as a percent of revenue increased to 59.8% in 2011 as compared to 59.7% in 2010.  This slight improvement is primarily the result of consumer price increases, principally offset by food costs.

Operating Expenses
Operating expenses decreased $256 to $2,234 in 2011 as compared to $2,490 in 2010.  The decrease was primarily the result of reductions in employee and employee related costs of approximately $190 ($959 in 2011 as compared to $1,149 in 2010), decreased delivery costs of $127 ($545 in 2011 as compared to $672 in 2010), the result of a 19% reduction in sales, and decreased marketing efforts of $117 ($120 in 2011 as compared to $237 in 2010).  In addition, amortization of customer lists as a result of the acquisition of certain Home Bistro assets decreased by $38 ($38 in 2011 as compared to $76 in 2010).  These decreases were offset, in part by, increased consulting fees of $129 ($144 in 2011 as compared to $15 in 2010) and increases in insurance and professional services of $74 ($79 in 2011 as compared with $5 in 2010), both related to its capital raise and strategic initiatives.

Interest Expense
Interest expense, net was $636 and $543 for the nine months ended September 25, 2011 and September 26, 2010, respectively.  This is the result of interest expense of $132 and $172, in the respective periods, incurred on our $2,500 Convertible Debentures and $1,750 Debentures issued in July 2006 and February 2007 with an interest rate of 8% and 14% per annum.  The Company incurred amortization expense in the amount of $205 and $264, in the respective periods, as a result of amortizing the debt discount, and mark to market (loss) income of ($225) and $7 as a result of the change in the value of the embedded derivative liability for the period. In addition, the Company amortized $25 and $67 in finance costs associated with our Convertible Debentures and Warrants, and incurred interest of $47 and $44 on its convertible note related to the 2009 acquisition of certain assets of Home Bistro.

Income Taxes
In 2011 and 2010 we recorded income tax expense of $3 and $3, respectively, which is comprised principally of state franchise taxes.  We have provided and continue to provide for a full valuation allowance against our deferred income tax assets.  The valuation allowance is subject to adjustment based upon our ongoing assessment of our future income and may be wholly or partially reversed in the future.

Net Loss
For the nine months ended September 25, 2011, net loss was $482 as compared to a net loss of $99 for the nine months ended September 26, 2010.  The increase in the net loss from 2010 was primarily the result of the 19% sales decrease, offset, in part by, the company’s expense reduction initiatives.

Contractual Obligations and Commercial Commitments
As of December 26, 2010, our principal commitments consisted of an obligation under an operating lease in connection with office space for our corporate headquarters, interest and principal payments on our $2,500 Convertible Debentures issued on July 14, 2006, and capital lease obligations.  Although we have no material commitments for capital expenditures, we anticipate continuing requirements for capital expenditures consistent with anticipated growth in operations, infrastructure and personnel.  Following is a summary of our contractual obligations.  We have no other commercial commitments.

Future minimum operating lease payments, interest payments on our $2,500 Convertible Debentures at 8% per annum assuming no conversion to common stock, and capital lease obligations, including interest, are as follows (in thousands):

Year	Operating lease	Interest payments	Convertible Debt and Term Note Repayments	Capital Lease obligations	Total

2011	$88	$171	$285	$10	$554
2012	140	146	375	-	661
2013	144	231	2,565	-	2,940
2014	144	-	-	-	144
2015	144	-	-	-	144
Thereafter	156	-	-	-	156
	$816	$548	$3,225	$10	$4,599

The Convertible Debentures require the Company to make principal payments as noted above, and in the event an amount is outstanding at the end of the term on July 14, 2013, it may convert into common shares of the Company.

The Company’s fulfillment provider purchases the Company’s proprietary products and bills the Company upon sale of the product.  In the event the products are no longer selling, or become outdated, the Company is required to pay for these products within 45 days of notice.  The fulfillment agreement is currently in effect until April 27, 2013, and automatically extends for one year unless terminated with 6 months notice by either party.  The amount of proprietary inventory at the fulfillment provider that the Company is committed to purchase at December 26, 2010 was approximately $300.

Other than the above commitments, and employment agreements with its Chief Executive Officer and Chief Financial Officer, there were no items that significantly impacted our commitments and contingencies.

Liquidity and Capital Resources For The Year Ended December 26, 2010

At December 26, 2010, we had a cash balance of $188 compared to a cash balance of $639 at December 27, 2009.  Our principal source of cash is the financing of accounts receivable through a third party financial institution whereby substantially all receivables generated from sales to customers are submitted for collection, without recourse.  Generally payments, net of financing fees of approximately 3%, are received within 3-5 business days from the date of submission.  We had working capital deficits at December 26, 2010 and December 27, 2009 of $1,474 and $1,601, respectively.

 On July 14, 2006, we engaged in a financing transaction with Dutchess Private Equity Fund, LP and Dutchess Private Equities Fund II, LP (collectively, “Dutchess”) pursuant to which the Company sold $2,500 Convertible Debentures, with interest at the rate of 10% per annum, and warrants to purchase 5,050,505 shares of common stock at an exercise price of $.495 per share to Dutchess.   The Convertible Debentures, as amended on January 10, 2010, bear interest at a rate of 8% per annum.  Principal payments and interest is payable in cash or shares of Common Stock at the election of the Investors. The Investors may convert the unpaid face value of, plus the accrued interest on, the Convertible Debentures into Common Stock at any time at the lesser of (i) $.495 and  (ii)  eighty  percent (80%) of the lowest closing bid price on the Common  Stock  during  the ten (10) trading days immediately preceding the receipt by the Company of a notice of conversion by the Investors (the "Conversion  Price").  Amortizing payments of interest and the aggregate principal amount outstanding under the Debenture are to be made by the Company commencing from January 31, 2010 and on the last business day of each succeeding month thereafter.  As of December 26, 2010 and thereafter, principal payments are due in the following amounts: (i) on December 31, 2010 and for three consecutive months thereafter, $20; (ii) on April 30, 2011 and for fourteen consecutive months thereafter, $25; (iii) on July 31, 2012 and for four consecutive months thereafter, $35; (iv) on December 31, 2012 and for three consecutive months thereafter, $50; (v) on April 30, 2013 and for two consecutive months thereafter, $65; and on July 14, 2013, all amounts then due and payable under the Debenture.  In the event an amount is outstanding at the end of the term on July 14, 2013, it may convert into common shares of the Company.  On February 16, 2007, the Company issued and sold to one of its existing investors, Dutchess, a $1,750 principal amount Debenture, which as amended, was due June 30, 2010 and a warrant, as amended, to purchase 2,000,000 shares of the Company’s common stock, par value $0.001 per share, at an exercise price of $0.25 per share.  On June 30, 2010, the Company paid the remaining balance on this debenture.  According to the terms of the agreements with Dutchess, as a result of an equity raise in July 2011, all Dutchess warrants have an exercise price of $.20, and the maximum conversion price of the Debentures was reduced from $.495 to $.10.

Until such time as additional capital is raised to accelerate its marketing plan, the Company will focus only on those channels that deliver the highest response rates and incremental profits, thus substantially reducing both marketing expenses and short-term sales growth opportunities.  While we are in process of raising additional capital to allow operations to continue at existing levels, and then further accelerate our marketing spend after such funding is attained, there is no assurance we will be able to raise the required capital.  In the event it takes longer to obtain appropriate funding, or we are unable to obtain such funding, we may need to significantly curtail additional expenses and or cease operations.  At December 26, 2010 we had $3,225 in convertible debt outstanding, gross of debt discount.  We currently have no off -balance sheet financing arrangements.  As a result of the Company’s current financial condition, our independent registered public accounting firm has issued a report that included an explanatory paragraph expressing substantial doubt in our ability to continue as a going concern, see Note 1.

For the year ended December 26, 2010, cash provided by operations was $390, as compared to $860 for the year ended December 27, 2009.  This was primarily attributable to a net loss for the period, adjusted for non-cash items of $425, decreases in inventory of $170, increased accrued expenses of $42, decreased accounts receivable of $7 and decreases in prepaid expenses and other assets of $7.  These amounts were offset, in part by, decreased accounts payable of $223, decreased income taxes payable of $27 and decreased deferred revenue of $11.  Our operations are organized to have a cash-to-cash cycle of approximately 3-5 days.  This is accomplished by paying for inventory to outsourced vendors just at or after the shipment to the customer, and financing the accounts receivable from a third party financial institution or use of major credit card carriers.

For the year ended December 26, 2010 the Company made investments in property and equipment in the amount of  $2 related primarily for computer hardware.

For the year ended December 26, 2010 the Company made principal repayments of $827, and it made payments under its capital lease in the amount of $12.

We have not declared or paid any dividends for the year ended December 26, 2010 and we are currently restricted from paying dividends according to the financing agreements entered into on July 14, 2006.  The declaration and payment of dividends in the future will be determined by our Board of Directors in light of conditions then existing, including our earnings, financial condition, capital requirements and other factors.

Liquidity and Capital Resources For The Nine Months Ended September 25, 2011

At September 25, 2011, we had a cash balance of $88 compared to a cash balance of $188 at December 26, 2010.  Our principal source of cash is the financing of accounts receivable through a third party financial institution whereby substantially all receivables generated from sales to customers are submitted for collection, without recourse.  Generally payments, net of financing fees of approximately 3%, are received within 3-5 business days from the date of submission.  We had working capital deficits at September 25, 2011 and December 26, 2010 of $1,513 and $1,474, respectively.

 On July 14, 2006, we engaged in a financing transaction with Dutchess Private Equity Fund, LP and Dutchess Private Equities Fund II, LP (collectively, “Dutchess”) pursuant to which the Company sold $2,500 Convertible Debentures, with interest at the rate of 10% per annum, and warrants to purchase 5,050,505 shares of common stock at an exercise price of $.495 per share to Dutchess.   The Convertible Debentures, as amended on January 10, 2010, bear interest at a rate of 8% per annum.  Principal payments and interest is payable in cash or shares of Common Stock at the election of the Investors.    The Investors may convert the unpaid face value of, plus the accrued interest on, the Convertible Debentures into Common Stock at any time at the lesser of (i) $.495 and  (ii)  eighty  percent (80%) of the lowest closing bid price on the Common  Stock  during  the ten (10) trading days immediately preceding the receipt by the Company of a notice of conversion by the Investors (the "Conversion  Price").  Amortizing payments of interest and the aggregate principal amount outstanding under the Debenture are to be made by the Company commencing from January 31, 2010 and on the last business day of each succeeding month thereafter.  As of December 26, 2010 and thereafter, principal payments are due in the following amounts: (i) on December 31, 2010 and for three consecutive months thereafter, $20; (ii) on April 30, 2011and for fourteen consecutive months thereafter, $25; (iii) on July 31, 2012 and for four consecutive months thereafter, $35; (iv) on December 31, 2012 and for three consecutive months thereafter, $50; (v) on April 30, 2013 and for two consecutive months thereafter, $65; and on July 14, 2013, all amounts then due and payable under the Debenture.  In the event an amount is outstanding at the end of the term on July 14, 2011, it may convert into common shares of the Company.  On February 16, 2007, the Company issued and sold to one of its existing investors, Dutchess, a $1,750 principal amount Debenture, which as amended, was due June 30, 2010 and a warrant, as amended, to purchase 2,000,000 shares of the Company’s common stock, par value $0.001 per share, at an exercise price of $0.25 per share.  On June 30, 2010, the Company paid the remaining balance on this debenture.  According to the terms of the agreements with Dutchess, as a result of an equity raise in July 2011, all Dutchess warrants have an exercise price of $.20, and the maximum conversion price of the Debentures was reduced from $.495 to $.10.

Until such time as additional capital is raised to accelerate its marketing plan, the Company will focus only on those channels that deliver the highest response rates and incremental profits, thus substantially reducing both marketing expenses and short-term sales growth opportunities.  While we are in process of raising additional capital to allow operations to continue at existing levels, and then further accelerate our marketing spend after such funding is attained, there is no assurance we will be able to raise the required capital.  In the event it takes longer to obtain appropriate funding, or we are unable to obtain such funding, we may need to significantly curtail additional expenses and or cease operations.  At September 25, 2011 we had $3,121 in convertible debt outstanding, gross of debt discount.  We currently have no off -balance sheet financing arrangements.  As a result of the Company’s current financial condition, our independent registered public accounting firm has issued a report on the December 26, 2010 consolidated financial statements that included an explanatory paragraph expressing substantial doubt in our ability to continue as a going concern, see Note 1.

For the nine months ended September 25, 2011, cash provided by operations was $44, as compared to cash provided by operations of $223 for the nine months ended September 26, 2010.  This was primarily attributable to a net loss for the period, adjusted for non-cash items of $166 and increased accounts payable of $11, offset, in part by, decreased deferred revenue of $63, increased accounts receivable of $28, decreased accrued expenses of $22, increases in prepaid expenses and other assets of $9 and decreased income taxes payable of $11.  Our operations are organized to have a cash-to-cash cycle of approximately 3-5 days.  This is accomplished by paying for inventory to outsourced vendors just at or after the shipment to the customer, and financing the accounts receivable from a third party financial institution or use of major credit card carriers.

For the nine months ended September 25, 2011 the Company made no investments in property and equipment.

For the nine months ended September 25, 2011 the received proceeds from the sales of its common shares in the amount of $50. The Company made principal repayments of $185, and it made payments under its capital lease in the amount of $9.

We have not declared or paid any dividends for the nine months ended September 25, 2011 and we are currently restricted from paying dividends according to the financing agreements entered into on July 14, 2006.  The declaration and payment of dividends in the future will be determined by our Board of Directors in light of conditions then existing, including our earnings, financial condition, capital requirements and other factors.

FORWARD LOOKING STATEMENTS

Special Note Regarding Forward-Looking Statements: A number of statements contained in this discussion and analysis are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements. You are cautioned not to place undue reliance on these forward-looking statements. The nature of our business makes predicting the future trends of our revenues, expenses and net income difficult.  The risks and uncertainties involved in our businesses could affect the matters referred to in such statements and it is possible that our actual results may differ materially from the anticipated results indicated in these forward looking statements.  Important factors that could cause actual results to differ from those in the forward-looking statements include, but are not limited to:

●	our ability to meet our financial obligations;

●	the relative success of marketing and advertising;
●	the continued attractiveness of our lifestyle and diet programs;

●	competition, including price competition and competition with self-help weight loss and medical programs;
●	our ability to obtain and continue certain relationships with the providers of popular nutrition and fitness approaches and the suppliers of our meal delivery service;

●
adverse results in litigation and regulatory matters, more aggressive enforcement of existing legislation or regulations, a change in the interpretation of existing legislation or regulations, or promulgation of new or enhanced legislation or regulations;

●	general economic and business conditions; and

●	other risks described in the Company’s Securities and Exchange Commission filings.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company leases approximately 5,330 square feet in Farmingdale, New York, which houses our corporate headquarters and all of our business functions.  The lease term expires on January 31, 2017, and had an annual base rent of approximately $139,000 for the year ended December 26, 2010.  The Company believes this facility is adequate to meet its current and future operating needs.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGMENT

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of December 15, 2011, the number and percentage of the outstanding shares of common stock which, according to the information supplied to DineWise, Inc., were beneficially owned by (i) each person who is currently a director, (ii) each executive officer, (iii) all current directors and executive officers as a group, and (iv) each person who, to our knowledge, is the beneficial owner of more than 5% of the outstanding common stock.

Name and Address	Number of Shares Beneficially Owned	Percentage of Outstanding shares owned
Convenient Gourmet Group, LP (1)	12,196,216	33.9%
Paul A. Roman (2), CEO Pres. & Chairman	5,040,386	14.0%
Trust Company of the West (3)	4,276,203	11.9%
Golden Tree Asset Management, LP (4)	2,845,712	7.9%
Dutchess Private Equities Fund, Ltd. (5)	2,010,000	5.6%
Thomas McNeill (6), VP-CFO and Director	2,450,000	6.5%
Crusader Securities, LLC (7)	1,794,500	5.0%
Thomas Hillman, Director	N/A	0%
James Leach, Director	N/A	0%
All directors and executive officers as a group (3 persons)	7,490,386	20.5%
_____________
(1)  The address for Convenient Gourmet Group, LP is c/o Kaye Cooper Fiore Kay & Rosenberg, LLP, 30A Vreeland Road, Suite 230 Florham Park, New Jersey 07932

(2)  The address for Paul A. Roman is c/o Dinewise, Inc., 500 Bi-County Boulevard, Ste. 400, Farmingdale, New York  11735.

(3)  The address for Trust Company of the West is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(4)  The address for Golden Tree Asset Management, LP is 300 Park Avenue, 25th Floor, New York, New York  10022.

(5)  The address for Dutchess Private Equities Fund, Ltd. is 50 Commonwealth Avenue, Boston, Massachusetts 02116.

(6)  The address for Thomas McNeill is c/o DineWise, Inc., 500 Bi-County Boulevard, Ste. 400, Farmingdale, New York  11735.  Consists of 1,950,000 shares issuable upon exercise of currently exercisable options.

(7)  The address for Crusader Securities, LLC is 230 Park Avenue, New York, New York  10169.

Preferred Stock:
We  are  authorized to issue up to 10,000,000 shares of preferred stock. As of November 18, 2011, there is one share of preferred stock issued and outstanding.  This series A preferred stock was issued to the Company’s CEO, Paul A. Roman, on October 24, 2011 as approved by the Company’s Board of Directors.  It provides the holder the right to vote 50.1% of the total outstanding shares entitled to vote on all matters submitted for a vote to shareholders of the Company.  This provision provides unilaterally control of the voting of the Corporation’s securities.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and officers

As of December 15, 2011, the executive officers and directors of the Company were as follows:

Name	Age	Description	Positions and Offices with the Registrant
Paul A. Roman	61	Executive Officer and Director	Chairman, President & Chief Executive Officer
Thomas McNeill	49	Executive Officer and Director	Vice President & Chief Financial Officer
Thomas Hillman	56	Director	Director
James Leach	52	Director	Director

Mr. Roman has been Chairman of the Board since June 1999, Mr. McNeill and Mr. Hillman have been Directors since July 2006 and June 2009, respectively.   Mr. Leach was appointed to the board on December 1, 2011.

Biographies

The following are brief biographies of the officers and directors:

Paul A. Roman has served as the Chairman of our Board and as our Chief Executive Officer since June 1999.  From 1990 to 1998, Mr. Roman was President of Rollins Protective Services, a division of Rollins, Inc. (NYSE: ROL), a leading provider of electronic security services for commercial and residential alarm customers throughout the United States, prior to the company’s sale to Ameritech, a regional Bell operating company.  From 1987 to 1990, Mr. Roman was Managing Director of LVI, a Los Angeles based advisory firm specializing in mergers and acquisitions, financing, and various general management assignments for service companies with contracted recurring revenue streams.

Thomas McNeill has served as Vice President and Chief Financial Officer of the Company since April 19, 2006.  Previously he was corporate Secretary of Global Payment Technologies Inc. (“GPT”), a Nasdaq NMS technology company, from March 1997 until April 2006, and was Vice President and Chief Financial Officer of GPT from September 1997 until April 2006.  From October 1996 to September 1997 he served as Controller of GPT. From March 1995 through October 1996, Mr. McNeill was Director of Finance for Bellco Drug Corp., a pharmaceutical distribution company. From January 1991 through August 1992 he was Controller and from August 1992 to May 1994 he was Vice President of Operations for the Marx & Newman and Co. division of United States Shoe Corporation, a manufacturer and distributor of women’s footwear.  Mr. McNeill is a Certified Public Accountant.

Thomas Hillman has been a member of our Board since June 2009 and is the General Manager of the New York Community Investment Company a fifty percent owner of the New York Small Business Venture Fund.  Mr. Hillman is also a Partner of Sema4 Inc., dba Semaphore, a global professional services provider of Private Equity funds-under-management, corporate advisory, technology diligence and technology transfer and commercialization services. He has been a senior executive with such companies as Control Data Corporation, H-P - Apollo, Alliant, Star Technologies, 90East and Scala.  He was CEO and Chairman of 90East, a managed IT services company sold to BankOne, and President of Scala, the leading digital signage company in the market today.

James Leach was appointed to our Board of Directors on December 1, 2011.  Since 2002, he has been the Senior Managing Director of National Trust, LCC a subsidiary of the Leach Family Trust, one of New England’s largest real estate developers.  For nearly two decades, Mr. Leach has imparted corporate guidance to a wide array of companies. Since February 1997 he has served on the board of The Oster Group, a privately owned investment banking operation specializing in providing capital and business management to emerging companies and since March 2005 has been on the board of Kenney Manufacturing Company, a leading manufacturer and distributer of household products established in 1914.  Since Feb 2010, he has been a director of Recharge Plus, a privately held company with advanced mobile and e-Wallet systems, and from August 2010 – April 2011 he has served as a director at Empire Energy Corporation, an international oil and gas exploration public company.  In December 2011, he was appointed to the board of BCM Energy Partners, Inc., a public company operating in the oil and gas industry.

There are no familial relationships among our officers and directors.

Compliance with Section 16(a) of the Exchange Act

Dinewise, Inc. does not have a class of equity securities registered under Sections 12(b) or 12(g) of the Exchange Act and files this and other reports with the Securities and Exchange Commission pursuant to Section 15(d) of the Exchange Act.  Accordingly, its directors, executive officers and 10% equity holders are not required to make filings under Section 16(a) of the Exchange Act.

Nominating Committee

The Company does not have a formal Nominating Committee, however its Board of Directors acts in this capacity.  As the Company’s cash resources improve, however, it will reassess this.

Audit Committee

The Company’s Board of Directors act as its Audit Committee.  Its financial expert is deemed to be its Vice President and Chief Financial Officer.  As he is an executive officer of the Company he is not deemed independent.  As the Company’s cash resources improve, it will evaluate the composition and independence of its Audit Committee.

Code of Ethics

Dinewise, Inc. has adopted a Code of Ethics applicable to its principal executive officer, principal financial officer, principal accounting officer and controller, a copy of which will be provided to any person, free of charge, upon request.   A request for a copy of the Code of Ethics should be in writing and sent to Dinewise, Inc., attention Thomas McNeill, 500 Bi-County Blvd., Suite 400, Farmingdale, NY 11735-3940.

ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth for the two years ended December 26, 2010 and December 27, 2009 the compensation awarded to, paid to, or earned by, our Chief Executive Officer and our other most highly compensated executive officer whose total compensation during the year ended December 26, 2010 exceeded $100,000.  Certain columns were excluded as the information was not applicable.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation	Option Awards ($) (1)	Total $
Paul A. Roman, President,	2010	$350,000	-	$12,000	-	$362,000
CEO and Chairman of the Board	2009	$350,000	$60,000	$12,000	-	$422,000

Thomas McNeill,	2010	$215,000	-	-	-	$215,000
VP and CFO	2009	$215,000	$60,000	-	-	$275,000

(1) Represents the compensation costs of stock options for financial reporting purposes under FASB ASC 718, rather than an amount paid to or realized by the above named executive officer.

Mr. Roman and Mr. McNeill have not been paid for portions of their earned compensation.  As of December 26, 2010, the amount of unpaid compensation amounts to $229,000.

On September 1, 1998, the Company entered into an employment agreement with Paul A. Roman.  Pursuant to the agreement, Mr. Roman is entitled to receive a base salary of $350,000 and is eligible for year-end bonus awards based upon individual performance and the achievement of specified financial and operating targets.  The employment agreement further provides a non-competition agreement for a period of two years following termination for Good Cause (as defined in the agreement) and for a period of one year following termination without Good Cause.  If the Company terminates Mr. Roman without Good Cause, he has the right to receive his base salary for one year from the date of termination and any other benefits to which he would otherwise be entitled.  If Mr. Roman terminates his employment with the Company for good reason, as that term is defined in the employment agreement, he has the right to receive his base salary for one year from the date of termination, any other benefits to which he would otherwise be entitled and any incentive bonus award earned and due, pro rated through the date of termination.

On April 17, 2006, the Company entered into an employment agreement with Thomas McNeill.  Pursuant to the agreement, Mr. McNeill is entitled to receive a base salary of $215,000 and is eligible for year-end bonus awards based upon individual performance and the achievement of financial and operating targets.  If the Company terminates Mr. McNeill without Good Cause, he has the right to receive his base salary for one year from the date of termination and any other benefits to which he would otherwise be entitled.  In the event of a change of control, Mr. McNeill has the right to receive 1.5 times his base salary and any other benefits to which he would otherwise be entitled for a period of twelve months.

There were no individual grants of stock options made during the year ended December 26, 2010 to our Chief Executive Officer and our other most highly compensated executive officer whose total compensation during the year ended December 26, 2010.

Grant of Plan Based Awards

Name and Principal Position	Grant Date	All other Option Awards- Numbers of Securities Underlying Options (#)	Exercise or Base price of Option Awards ($/sh)	Grant Date fair Value of Stock Option Awards ($)
Paul A. Roman, President, CEO and Chairman of the Board	N/A	N/A	N/A	N/A
Thomas McNeill, VP and CFO	N/A	N/A	N/A	N/A

Outstanding equity awards at fiscal year-end (1)

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price	Option expiration date
Paul A. Roman President, CEO and Chairman of the Board	-	-	-	-
Thomas McNeill VP-CFO	1,950,000	1,950,000	$.495	Nov. 12, 2013

(1)	Certain columns were dropped as the information was not applicable.

On November 13, 2006, the Board of Directors granted Mr. McNeill 1,950,000 non-qualified stock options which vest 50% on the first and second anniversaries of the grant date, and were fully exercisable beginning on November 12, 2008.

Compensation of Directors:

No board members received compensation in any form for their services as board members.

Compensation Committee Interlocks

Not Applicable.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Director independence and related transactions:

There were no related party transactions for the year ended December 26, 2010.

The Board of Directors is comprised of Paul A. Roman, the Company’s Chief Executive Officer, Thomas McNeill, the Company’s Chief Financial Officer and Thomas Hillman, General Manager of the New York Community Investment Company a fifty percent owner of the New York Small Business Venture Fund, for which the Company has a note outstanding with since June 2009, the date of the Company’s acquisition of certain assets of Home Bistro.  As such, none of these Directors are deemed to be independent.  Effective December 1, 2011, James Leach was appointed to the Board of Directors and is independent.  The Board of Directors acts as the Company’s Audit, Compensation and Nominating Committees.

During fiscal 2010, the Company incurred accrued interest on its note to New York Small Business Venture Fund, for which Mr. Hillman is General Manager, in the amount of $59,000.  At December 26, 2010 and September 25, 2011, the Company was indebted to New York Small Business Venture Fund in the amount of $961,000 and $1,008,000, respectively.

ITEM 8.   LEGAL PROCEEDINGS

On September 15, 2011, a lawsuit alleging patent infringement was filed against the Company in the United States District Court, Eastern District of Texas, Marshall Division.  The case is styled DietGoal Innovations LLC v. Arby’s Restaurant Group, Inc.; 2:11-cv-00418-DF.  The Company is one of 26 defendants named in this action. The plaintiff alleges that the Company has been and now is directly infringing one or more claims of U.S. Patent No. 6,585,516, entitled Method and System for Computerized Visual Behavior Analysis, Training and Planning. DietGoal Innovations requests a trial by jury.  This claim is in the early stages and the Company has been unable to reasonably estimate a range of possible loss, if any, at this time.

The Company is not a party to any other material pending legal proceedings.

ITEM 9.  MARKET PRICE OF, AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Quotations for the common stock of Dinewise, Inc. are included in the NASD’s Over-the-Counter Pink Sheets system under the symbol “DWIS.” The following table sets forth for the respective periods indicated the prices of the common stock in the over-the-counter market, as reported and summarized on the OTC Pink Sheets. Such prices are based on inter-dealer bid and ask prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

Quarter Ended:	High Bid ($)	Low Bid ($)
March 29, 2009	$.005	$.001
June 28, 2009	$.003	$.001
September 27, 2009	$.008	$.001
December 27, 2009	$.009	$.001
March 28, 2010	$.002	$.002
June 27, 2010	$.002	$.002
September 26, 2010	$.004	$.002
December 26, 2010	$.05	$.01
March 27, 2011	$.03	$.03
June 26, 2011	$.18	$.03
September 25, 2011	$.13	$.07

At December 15, 2011, there were approximately 175 holders of record of our common stock.

Since inception, no dividends have been paid on the common stock.  The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future. Currently the Company is restricted from paying dividends according to the financing agreements entered into on July 14, 2006.

Equity Compensation Plan Information

The table below sets forth certain information as of the Company's year ended December 26, 2010 regarding the shares of the Company's common stock available for grant or granted under stock option plans that (i) were adopted by the Company's stockholders and (ii) were not adopted by the Company's stockholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column )

Equity Compensation Plans approved by security holders	-	-	-

Equity Compensation Plans not approved by security holders	2,350,000	$.495	5,150,000

Total	2,350,000	$.495	5,150,000

The above plan, as approved by the Company’s Board of Directors on November 13, 2006, is a nonqualified stock option plan eligible for employees, non-employee directors and consultants of the Company.  The plan is administered by the Company’s Board of Directors which determines the terms and conditions upon which awards may be made and exercised.  The maximum number of shares of the Company’s common stock that may be issued pursuant to awards made under the plan is 7,500,000.  The maximum number of shares of common stock that may be granted under any award to any one employee in a calendar year is 2,500,000.  Grants under this stock option plan are effective until November 12, 2016, at which time the plan shall terminate except that awards made prior to, and outstanding on, that date shall remain valid in accordance with their terms.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

On March 17, 2008, as part of the addendum to the Debenture agreement with Dutchess Private Equities Fund, Ltd, the Company issued 1,240,000 of its common stock to Dutchess Private Equities Fund, Ltd.

On March 10, 2009, as part of the waiver agreement to the Debenture agreement with Dutchess Private Equities Fund, Ltd, the Company issued 370,000 of its common stock to Dutchess Private Equities Fund, Ltd.

On January 27, 2010, as part of the addendum to the Debenture agreement with Dutchess Private Equities Fund, Ltd, the Company issued 400,000 of its common stock to Dutchess Private Equities Fund, Ltd.

On April 20, 2011, as consideration of a six month consulting engagement related to corporate finance and improved visibility in the financial community, the Company issued to Affinity advisors, LLC 300,000 shares of its common stock.

On June 8, 2011, the Company raised $50,000 from the sale of 500,000 of its common stock at a price of $.10 per share.  The proceeds were used for general working capital purposes.  In addition the Company issued 500,000 warrants with an exercise price of $.20, and an expiration of June 30, 2014.  This raise was done equally between Frederich Honeycut and Rick Ryan.

On June 15, 2011, as part of an agreement with ICM Capital Markets, Ltd. (“ICM”) to provide investment banking services, the Company issued a total of 357,705 of its common stock to ICM and certain ICM employees as follows:  ICM Capital Markets, Ltd.  112,677; Averell Satloff 209,257 and Harvey Luft 35,771.

On July 19, 2011, the Company issued 50,000 shares of its common stock to Broad Street Ventures LLC for services related to the June 8, 2011 $50,000 capital raise noted above.  In addition, 50,000 warrants were issued at an exercise price of $.20 and an expiration date of June 30, 2014.

On August 4, 2011, as consideration of a 90 day consulting engagement related to investor relations, the Company issued to Corporate Public relations Inc. 200,000 shares of its common stock.

On November 8, 2011, the Company issued 1,400,000 shares of its common stock to Endeavor Group, LLC, for financial advisory related services.

The sale of the Company’s unregistered stock noted above were made to accredited investors and no general solicitation was made in conjunction with these sales.

ITEM 11.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Common  stock

We  are authorized to issue up to 250,000,000 shares of common stock, (as per the written consent of the shareholders on April 20, 2011).  As of December 15, 2011 there are 35,956,620  shares  of  common  stock  issued  and  outstanding.

The  holders  of  common  stock  are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of  common  stock  are  entitled  to share ratably in the distribution of assets remaining  after payment of liabilities, if any. Holders of common stock have no cumulative  voting  rights,  and,  accordingly, the holders of a majority of the outstanding  shares  have the ability to elect all of the directors, subject to preferred stock voting rights below.  Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of  common  stock are entitled to such dividends as may be declared by the board of  directors  out  of  funds  legally  available.

Preferred  stock

We  are  authorized to issue up to 10,000,000 shares of preferred stock. As of December 15, 2011, there is one share of preferred stock issued and outstanding.  This series A preferred stock was issued to the Company’s CEO, Paul A. Roman, on October 24, 2011 as approved by the Company’s Board of Directors.  It provides the holder the right to vote 50.1% of the total outstanding shares entitled to vote on all matters submitted for a vote to shareholders of the Company.  This provision provides unilaterally control of the voting of the Corporation’s securities.

Our  preferred stock may be issued from time to time in one or more series, with such  distinctive  serial  designations  as  may  be  stated or expressed in the resolution  or  resolutions  providing  for the issue of such stock adopted from time  to  time  by  our  board of directors. Our board of directors is expressly authorized  to  fix:

-     Voting  rights;
-     The  consideration  for  which  the  shares  are  to  be  issued;
-     The  number  of  shares  constituting  each  series;
-     Whether  the shares are subject to redemption and the terms of redemption;
-     The  rate  of  dividends,  if  any,  and  the preferences and whether such dividends  shall  be  cumulative  or  noncumulative;
-     The  rights  of  preferred  stockholders  regarding  liquidation,  merger, consolidation,  distribution or sale of assets, dissolution or winding up of the Company;  and
-     The  rights  of preferred stockholders regarding conversion or exchange of shares  for  another  class  of  our  shares.

The  availability of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging takeover proposals, and the issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company not approved by the board of directors.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Bylaws provide that we will indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such in connection with such action, suit or proceeding if that person (i) is not liable under Section 78.138 of the Nevada Revised Statutes ("NRS") or (ii) acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had not reasonable cause to believe the person's conduct was illegal. In addition, pursuant to NRS 78.751 and our bylaws, discretionary indemnification may be authorized by the stockholders, a majority vote of a quorum of disinterested directors, or by legal opinion of counsel, if no quorum of disinterested directors can be obtained or if so directed by a quorum of disinterested directors.

Section 78.138 of the NRS provides that, with certain specified exceptions, or unless the articles of incorporation or an amendment thereto, in each case filed on or after October 1, 2003, provide for greater individual liability, a director or officer is not individually liable to the Registrant or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer and his breach of those duties involved intentional misconduct, fraud or a knowing violation of the law. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere of its equivalent will not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Registrant, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements of Dinewise, Inc. appear at the end of this report beginning with the Index to Financial Statements on page F-1.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS.

(a)  List of all financial statements filed as part of the registration statement.

(b) Exhibits

The following documents are included as exhibits to this report.

Exhibit No.	Title of Document
2.1	Agreement and Plan of Reorganization, dated July 14, 2006, by and among SimplaGene USA, Inc., SMPG Merco, Inc., New Colorado Prime Holdings, Inc. and Craig Laughlin (1).
3.1	Articles of Incorporation (3)
3.2	Amendment to Articles of Incorporation dated September 8, 2006 (2)
3.3	Amendment to Articles of Incorporation dated April 20, 2011 (9)
3.4	Certificate of Designation of rights, preferences and privileges of the Company’s series A preferred stock (9)
3.5	By-Laws (3)
4.1	Debenture Agreement, dated July 14, 2006, by and among SimplaGene USA, Inc. and Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (1).
4.2	Warrant Agreement, dated as of July 14, 2006, by and among SimplaGene USA, Inc. and Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (1).
4.3	Debenture Agreement, dated February 16, 2007, by and among Dinewise, Inc. and Dutchess Private Equities Fund, Ltd (7).
4.4	Warrant Agreement, dated February 16, 2007, by and among Dinewise, Inc. and Dutchess Private Equities Fund, Ltd (7).
4.5	Secured Promissory Note dated June 3, 2009, by and among Dinewise, Inc. and NYSBVF (9).
10.1	Stock Purchase Agreement, dated July 14, 2006, by and between New Colorado Prime Holdings, Inc. and Craig Laughlin (1).
10.2	Escrow Agreement, dated July 14, 2006, by and between New Colorado Prime Holdings, Inc., SimplaGene USA, Inc., Craig Laughlin and Scott B. Mitchell (1).
10.3	Registration Rights Agreement, dated July 14, 2006, by and between SimplaGene USA, Inc. and Craig Laughlin (1).
10.4	Registration Rights Agreement, dated July 14, 2006, by and between SimplaGene USA, Inc. and Crusader Securities, LLC (1).
10.5	Subscription Agreement, dated July 14, 2006, by and among SimplaGene USA, Inc. and Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (1).
10.6	Debenture Registration Rights Agreement, dated July 14, 2006, by and among SimplaGene USA, Inc. and Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (1).
10.7	Security Agreement, dated July 14, 2006, by and among SimplaGene USA, Inc. and Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (1).
10.8	Form of Security Agreement, dated July 14, 2006, by and among Dutchess Private Equities Fund, LP, Dutchess Private Equities Fund, II, LP and Paul A. Roman (1).
10.9	Form of Leak out Agreement, dated July 14, 2006, by and among Dutchess Private Equities Fund, LP, Dutchess Private Equities Fund, II, LP and each of Paul A. Roman, Thomas McNeill and Richard Gray (1).

10.10	Employment Agreement, dated September 1, 1998, by and between Colorado Prime Holdings, Inc. and Paul Roman (1). *
10.11	Employment Agreement, dated March 16, 2006, between New Colorado Prime Holdings, Inc. and Thomas McNeill (1). *
10.12	Accounts Receivable Agreement dated December 31, 2010 (9)
10.13	Lease Agreement, as amended on June 14, 2004, by and between New Colorado Prime Holdings, Inc. and 500 Bi-County Associates, L.P. (1)
10.14	Lease amendment dated April 14, 2011 by and between New Colorado Prime Holdings, Inc. and 500 Bi-County Associates, L.P. (9)
10.15
Amended and Restated Security Agreement, dated February 16, 2007, by and among Dinewise, Inc., New Colorado Prime Holdings, Inc., Colorado Prime Corporation and Dutchess Private Equities Fund, Ltd (7).

10.16	Negative Pledge Agreement, dated February 16, 2007 with Dutchess Private Equities Fund, Ltd (7).
10.17	Secured Continuing Unconditional Guaranty Agreement dated February 16, 2007, by and among New Colorado Prime Holdings, Inc., Colorado Prime Corporation and Dutchess Private Equities Fund, Ltd (7).
10.18	2006 Stock Option Plan (5) *
10.19	Form of Option Contract. (7) *
10.20	Addendum dated March 17, 2008, to the February 16, 2007 Debenture and February 16, 2007 Warrant by and between the Company and Dutchess. (8)
10.21	Waiver and Amendment Agreement, dated March 5, 2009, by and among Dinewise, Inc. and Dutchess Private Equities Fund, Ltd (9).
10.22	Addendum Agreement, dated January 27, 2010, by and among Dinewise, Inc. and Dutchess Private Equities Fund, Ltd (9).
10.23	Asset purchase agreement dated June 3, 2009, by and among Dinewise, Inc. and Home Bistro Foods, Inc. (9)
10.24	Financial and M&A advisory Agreement dated November 8, 2011, by and among Dinewise, Inc. and Endeavor Group, LLC. (9)
14	Code of Ethics. (7)

101.INS	XBRL INSTANCE DOCUMENT (9)
101.SCH	XBRL TAXONOMY EXTENSION SCHEMA (9)
101.CAL	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE (9)
101.DEF	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE (9)
101.LAB	XBRL TAXONOMY EXTENSION LABEL LINKBASE (9)
101.PRE	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE (9)
____________________
(1) Filed as an exhibit to the Company's Current Report on Form 8-K dated July 14, 2006 and filed with the SEC on July 19, 2006.

(2) Filed as an exhibit to the Company's Current Report on Form 8-K dated September 15, 2006 and filed with the SEC on September 21, 2006.

(3) Filed as an exhibit to the Company’s Annual Report on Form 10-KSB for the fiscal year ended August 31, 2003 filed with the SEC on December 12, 2003.

(4) Filed as an exhibit to the Company's Current Report on Form 10-QSB for the quarter ended September 24, 2006 and filed with the SEC on November 8, 2006.

(5) Filed as an exhibit to the Company's Current Report on Form 8-K dated November 13, 2006 and filed with the SEC on November 13, 2006.

(6) Filed as an exhibit to the Company's Current Report on Form 8-K dated July 21, 2006 and filed with the SEC on July 21, 2006.

(7) Filed as an exhibit to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 filed with the SEC on March 30, 2007.

(8) Filed as an exhibit to the Company's Current Report on Form 8-K dated March 17, 2008 and filed with the SEC on March 17, 2008.

(9) Filed herewith

* Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DINEWISE, INC
(Registrant)

Dated: December 16, 2011	By:	/s/ Thomas McNeill
Thomas McNeill, Vice President and Chief Financial Officer

In accordance with the Exchange Act, This report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

DINEWISE, INC.

CONTENTS

Page
Report of Independent Registered Public Accountants	F-2
Consolidated Financial Statements

Balance Sheets
As of December 26, 2010 and December 27, 2009	F-3

Statements of Operations
for the years ended December 26, 2010 and December 27, 2009	F-4

Statements of Changes in Stockholders' Deficit
for the years ended December 26, 2010 and December 27, 2009	F-5

Statements of Cash Flows
for the years ended December 26, 2010 and December 27, 2009	F-6

Notes to Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
DineWise, Inc.

We have audited the accompanying consolidated balance sheets of DineWise, Inc. and Subsidiaries as of December 26, 2010 and December 27, 2009, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DineWise, Inc. and Subsidiaries as of December 26, 2010 and December 27, 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has deficiences in working capital and equity that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ BDO USA, LLP

Melville, NY
December 16, 2011

DINEWISE, INC.
CONSOLIDATED BALANCE SHEETS
(Dollar amounts in thousands, except shares and per share data)

	December 26,	December 27,
ASSETS	2010	2009
Current assets:
Cash and cash equivalents	$188	$639
Due from financial institution	1	8
Inventories	-	170
Prepaid expenses and other assets, net	26	33
Total current assets	215	850
Property and equipment, net	70	111
Identifiable intangible assets, net	174	276
Goodwill	496	496
Deferred finance costs	25	112
Total assets	$980	$1,845

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$80	$303
Accrued expenses	676	634
Deferred revenue	615	626
Income and other taxes payable	23	50
Convertible debt, current portion	285	827
Capital lease obligation, current portion	10	11
Total current liabilities	1,689	2,451

Convertible debt and long term debt, net of current portion	2,769	2,639
Derivative liability	225	16
Capital lease obligation, net of current portion	-	11

Total liabilities	4,683	5,117

Commitments

Stockholders’ deficit
Preferred stock, par value $.001; authorized 10,000,000 shares;
issued and outstanding 0 shares,	-	-
Common stock, par value $.001 ; authorized 50,000,000 shares;
issued and outstanding 33,148,915 and 32,748,915, respectively	33	32
Additional paid-in capital	40,984	40,984
Accumulated deficit	(44,720)	(44,288)
Total stockholders’ deficit	(3,703)	(3,272)
Total liabilities and stockholders’ deficit	$980	$1,845

The accompanying notes are an integral part of these consolidated financial statements.

DINEWISE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended
	December 26,	December 27,
	2010	2009
	(Dollar amounts in thousands,
	except shares and per share data)

Revenues	$6,718	$7,185
Cost of goods sold	2,705	2,921

Gross profit	4,013	4,264

Operating expenses	3,538	3,377
Restructuring recoveries	-	(937)
Total operating expenses	3,538	2,440

Operating income	475	1,824

Interest expense, net	931	956

(Loss) income before (benefit) provision for income taxes	(456)	868

(Benefit) Provision for income taxes	(24)	5

Net (loss) income	$(432)	$863

Net (loss) income per share - Basic	$(0.01)	$0.03

Net (loss) income per share - Fully Diluted	$(0.01)	$0.00

Common shares used in computing net (loss) income
per share amounts - Basic	33,112,651	32,675,728

Common shares used in computing net (loss) income
per share amounts - Fully Diluted	33,112,651	1,588,676,000

The accompanying notes are an integral part of these consolidated financial statements.

DINEWISE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(Dollar amounts in thousands)

	Common Stock		Additional paid-in	Accumulated
	Shares	Amount	capital	deficit	Total

Balance at December 28, 2008	32,378,915	$32	$40,984	$(45,151)	$(4,135)
Net Income	-	-	-	863	863
Issuance of stock to Lender related to amendment	370,000	-	-	-	-

Balance at December 27, 2009	32,748,915	$32	$40,984	$(44,288)	$(3,272)

Net Loss	-	-	-	(432)	(432)
Issuance of stock to Lender related to amendment	400,000	1	-	-	1
Balance at December 26, 2010	33,148,915	$33	$40,984	$(44,720)	$(3,703)

The accompanying notes are an integral part of these consolidated financial statements.

DINEWISE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended
	December 26,	December 27,
	2010	2009
	(Dollar amounts in thousands)
OPERATING ACTIVITIES:
Net (loss) income	$(432)	$863
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortization	232	202
Amortization of debt discount	355	393
Mark to market of derivative liability	209	(6)
Restructuring reserve recovery	-	(937)
Issuance of stock to lender and consultants	1	-
Accrued interest on Convertible Note	60	33
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	7	(8)
Decrease (increase) in inventories	170	(33)
Decrease (increase) in prepaid expenses and other assets	7	(7)
Increase in income and other taxes payable	(27)	5
(Decrease) increase in accounts payable	(223)	232
(Decrease) increase in deferred revenue	(11)	230
Increase (decrease) in accrued expenses	42	(107)
NET CASH PROVIDED BY OPERATING ACTIVITIES	390	860

INVESTING ACTIVITIES:
Purchases of property and equipment	(2)	(7)
NET CASH USED IN INVESTING ACTIVITIES	(2)	(7)

FINANCING ACTIVITIES:
Payments on convertible debt financings	(827)	(630)
Repayments of capital lease obligations	(12)	(11)
NET CASH USED IN FINANCING ACTIVITIES	(839)	(641)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(451)	212

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	639	427

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$188	$639

CASH PAID DURING THE PERIOD FOR:
Interest	$219	$413
Income Taxes	$-	$-

NON-CASH FINANCING ACTIVITIES
During 2009, the Company acquired inventory and intangible assets of $62 and $806, respectively from Home Bistro, and assumed the resultant debt of $868.

The accompanying notes are an integral part of these consolidated financial statements.

Dinewise, Inc.
(Dollar amounts in thousands, except per share data)

Note 1.     Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of DineWise, Inc. and its wholly owned subsidiaries (the “Company”).  Intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

The Company’s fiscal year ends on the last Sunday in December.  The Company’s 2010 fiscal year consisted of the fifty-two week period beginning on December 28, 2009 and ending on December 26, 2010.  The Company’s 2009 fiscal year consisted of the fifty-two week period beginning on December 29, 2008 and ending on December 27, 2009.

Revenue Recognition

The Company recognizes revenue from product sales, when (i) persuasive evidence of an arrangement exists and the sales price is fixed or determinable (evidenced by written sales orders), (ii) delivery of the product has occurred, and (iii) collectibility of the resulting receivable is reasonably assured.  Shipping and handling expenses of $963 and $796 are included in selling, general and administrative expenses for the fiscal years ended December 26, 2010 and December 27, 2009, respectively.

The Company’s deferred revenue consists principally of advance billings for customer food orders.

The Company records its revenue net of any sales taxes collected on its sales, which are subsequently remitted to the local tax office, as required.

With respect to product sales, we recognize revenue on a gross basis, using the criteria outlined in FASB ASC 605 (formerly known as Emerging Issues Task Force Issue (“EITF”) No. 99-19), Reporting Revenue Gross as a Principal Versus Net as an Agent, net of provisions for discounts and allowances.  Our product sales are collected utilizing major credit cards, prior to the sale of the DineWise branded products, or are collected within three days of delivery of other product sales.  Although the Company accepts product returns, historical returns have been insignificant and are primarily due to product quality or delivery delays, we may replace the product or issue a credit to the customer.

Cash and Cash Equivalents

Cash and cash equivalents include only securities having a maturity of three months or less at the time of purchase. At December 26, 2010 and December 27, 2009, demand accounts and money market accounts comprised all of the Company’s cash and cash equivalents.

Due from Financial Institution

The Company submits substantially all accounts receivable to a third party financial institution for collection, without recourse.  Payment is generally received from this financial institution within three business days.  The financial institution holds in escrow approximately 3% of the net receivables that have been submitted by the Company and not collected.  This escrow is evaluated by the financial institution on a quarterly basis.

Inventories

Inventories consist principally of prepared meals and meal complements held at its outsourced fulfillment locations. Inventories are valued at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method.  In May 2010, the Company consolidated its outsourced fulfillment operations, whereby the purchasing of inventory, storage and handling is the responsibility of the outsourced fulfillment center.  The Company is charged for the inventory only upon sale of the product to its customer.  As a result, effective May 2010, the Company has no inventory.

The Company’s fulfillment provider purchases the Company’s proprietary products and bills the Company upon sale of the product.  In the event the products are no longer selling, or become outdated, the Company is required to pay for these products within 45 days of notice.  The fulfillment agreement is currently in effect until April 27, 2013, and automatically extends for one year unless terminated with 6 months notice by either party.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets or, in the case of leasehold improvements, the lesser of the life of the related leases or the life of the improvement.

Costs of internal use software are accounted for in accordance with FASB ASC 350 Statement of Position 98-1 (“SOP 98-1”), “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and formerly known as Emerging Issue Task Force No. 00-02 (“EITF 00-02”),  “Accounting for Website Development Costs.”  FASB ASC 350 require that the Company expense computer software and website development costs as they are incurred during the preliminary project stage.  Once the capitalization criteria of FASB ASC 350 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use software, including website development, are capitalized.  Capitalized costs are amortized using the straight-line method over the software’s estimated useful life, estimated at three years.  Capitalized internal use software and website development costs are included in property, plant and equipment, net, in the accompanying balance sheets.

Estimated useful lives are as follows:
Machines and office equipment	5 to 8 years
Capitalized software and development	3 years

Goodwill and Other Intangibles

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets.  Other intangible assets principally consist of customer lists, trademarks, URL and product recipes.  Goodwill and other intangible assets that have an indefinite life are not amortized.

In accordance with GAAP, the Company tests goodwill and other intangible assets for impairment on at least an annual basis.  Goodwill impairment exists if the net book value of a reporting unit exceeds its estimated fair value.  The impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill.  To determine the fair value of these intangible assets, the Company uses many assumptions and estimates using a market participant approach that directly impact the results of the testing.  In making these assumptions and estimates, the Company uses industry accepted valuation models and set criteria that are reviewed and approved by management.

Long-Lived Assets

The Company determines the recoverability of its long-lived assets in accordance with FASB ASC 360 (formerly know as Statement of Financial Accounting Standards (“SFAS”) No. 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Management believes there is no impairment of any long-lived assets as of December 26, 2010 and December 27, 2009.

Marketing costs

Marketing costs are included as part of operating expenses and include direct-mail catalog costs, internet based advertising, marketing and promotional expenses and payroll-related expenses for personnel engaged in these activities.  Direct-mail catalog costs are initially recorded as prepaid expenses and charged to operations as marketing expense during the period in which future benefits are expected to be received.  Typically, this period falls within 45 days of the direct mailing.  All other advertising costs are charged to expense as incurred or the first time the advertising takes place.

Debt Discount and Derivative Liability

As a result of the Company entering into a Subscription Agreement on July 14, 2006 with Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (collectively, the "Investors") pursuant to which the Company agreed to sell to the Investors an aggregate of $2,500 of Five-Year Convertible Debentures (the "Convertible Debentures") and warrants to purchase 5,050,505 shares of Common Stock at an exercise price of $.495 per share (the  "Warrants"), the Company has identified certain embedded derivatives within the Convertible Debentures.  The value of these embedded derivatives were $1,200 at July 14, 2006.    On February 16, 2007, the Company issued and sold to one of its existing investors, Dutchess Private Equities Fund, Ltd. (“Dutchess”), a $1,750 principal amount Convertible Debenture due March 31, 2009 (the”Debenture”) and a warrant to purchase 4,000,000 shares of the Company’s common stock at an exercise price of $0.25 per share (as a result of an amendment on March 17, 2008, 2,000,000 warrants were terminated, leaving 2,000,000 warrants outstanding).  According to the terms of the agreements with Dutchess, as a result of an equity raise in July 2011, all Dutchess warrants have an exercise price of $.20, and the maximum conversion price of the Debentures was reduced from $.495 to $.10.  The Company has identified certain embedded derivatives within the Debenture.  The value of these embedded derivatives was $477 at February 16, 2007.  These amounts were bifurcated from the Convertible Debentures and Debenture on the face of the balance sheet and a corresponding derivative liability was established.  These debt discounts will be amortized over their respective lives, using the effective interest method, and charged to interest expense until fully amortized in July 2011 and March 2009, respectively.  As of December 26, 2010 and December 27, 2009 the unamortized debt discount was $171 and $527, respectively.  In the event the Convertible Debentures or Debentures are reduced in full or in part, either by Company prepayments or by conversion into common shares by the Investors, the debt discount related to the amount reduced will be immediately recognized as interest expense and charged to operations.  In addition, the change in the valuation of the embedded derivatives for the years ended December 26, 2010 and December 27, 2009 resulted in a (loss) income of ($209) and $6, respectively, and was reflected in interest expense.  The valuation of the embedded derivatives was calculated primarily by using a binomial model, utilizing the Company’s stock price of $.04 per share and $.01 per share as of December 26, 2010 and December 27, 2009, respectively.  In all future periods, the change in the valuation of the derivative liabilities will continue to be recognized as interest expense or income and charged to operations accordingly.

Amortization of Deferred Finance Costs

As a result of the Company’s $2,500 Convertible Debenture financing completed on July 14, 2006, and its $1,750 Convertible Debenture financing completed on February 16, 2007, it incurred deferred finance charges of $375 and $210, respectively.  These amounts are being amortized monthly, as a charge to interest expense, over the 5-year and 2-year terms of the Convertible Debentures, respectively.  For the years ended December 26, 2010 and December 27, 2009, amortization expense was $87 and $121, respectively.  In the event the Convertible Debentures or Debentures are reduced in full or in part, either by Company prepayments or by conversion into common shares by the Investors, the deferred finance charges related to the amount reduced will be immediately recognized as interest expense.  As of December 26, 2010 and December 27, 2009, unamortized deferred finance charges were $25 and $112, respectively.

Income Taxes

The Company accounts for its income taxes in accordance with FASB ASC 740 (formerly known as SFAS No. 109), “Accounting for Income Taxes”. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Due to the uncertainty of future earnings, all deferred tax assets are fully reserved for.

Accounting for Uncertain Tax Positions

The Company follows FASB ASC 740 (formerly known as FASB Interpretation No. 48), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We recognize interest and penalties, if any, as part of our provision for income taxes in our Consolidated Statements of Operations. We file a consolidated U.S. federal income tax return as well as unitary income and sales tax returns in New York. The Internal Revenue Service (“IRS”) has completed examinations of our federal returns for taxable years prior to 1993.  While there are no tax audits in progress, the Company’s years ended December 2008-2010 remain.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Concentration Risk

The Company purchased approximately 52% and 64% of its food products from one vendor during the years ended December 26, 2010 and December 27, 2009. The Company is not obligated to purchase from this vendor, and, if necessary, there are other vendors from which the Company can purchase food products.

All of the Company’s receivables are due from one financial institution (TD Banknorth, Inc.) under an agreement in which the Company receives payment on its receivables within 3-5 business days.  The Company has had no losses on collections in the past, and since this institution is deemed financially sound, there is little, if any, collection risk at this time.

Stock Based Compensation

FASB ASC 718 (formerly known as SFAS 123R, “Share-Based Payment”) addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. It requires measurement of compensation costs for all stock-based awards at fair value on the date of grant, and recognition of stock-based compensation over the requisite service periods.

In the years ended December 26, 2010 and December 27, 2009, there were no share-based compensation amounts for options attributable to employees, officers, directors and consultants as there were no options issued.

Recently Issued Accounting Pronouncements

In December 2010, the FASB issued ASU 2011-08 related to intangibles – goodwill and other (Topic 350), which requires a company to consider whether there are any adverse qualitative factors indicating that impairment may exist in performing step 2 of the impairment test for reporting units with zero or negative carrying amounts.  The provisions for this pronouncement are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010, with no early adoption.  The Company will adopt this pronouncement for its fiscal year beginning December 29, 2010.  The Company is assessing the impact of the pronouncement on its consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which amends ASC 820, “Fair Value Measurement”. ASU 2011-04 does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or International Financial Reporting Standards (IFRSs). ASU 2011-04 changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company does not anticipate that the adoption of ASU 2011-04 will have a material impact on its consolidated financial statements.

Going Concern

Although, the Company had net income of $863 in the year ended December 27, 2009, it was primarily due to a non-cash restructuring recovery of $937.  In the year ended December 26, 2010, the Company has a net loss of $432, and in years prior to 2009 the Company had suffered substantial losses from operations.  The Company has a stockholders’ deficit of $3,703 and a working capital deficit of $1,474 at December 26, 2010.   Although the senior debt holder has amended and extended the payment terms in the past, at current sales levels the Company is uncertain that it can generate the cash needed to repay this debt. Should the Company not meet the revised terms for the loan, we cannot be assured that the holder of the senior debt will continue to modify the terms of the repayment of the debt. If this should occur the Company may not be able to continue in business.

The Company is currently working to raise sufficient capital to continue its operations, pay its obligations as well as to complete strategic accretive acquisitions.  There are no assurances, however, that the Company will be successful in raising capital.  Further, during the last several years, the Company has taken steps to reduce overhead, including a reduction in personnel and movement of its fulfillment facilities to reduce costs and improve cash flow. The Company will continue to look at reducing costs while it seeks additional capital as well as business from new and existing customers.

These financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly do not include any adjustments that might result from the outcome of the uncertainties described above.

2.     The Company and Nature of Operations

The Company was originally established in 1959 to provide in-home "restaurant quality" beef shopping services throughout the United States. During 2005, the Company established the Dinewise® brand to serve this market by attracting new customers through multi-channel media which includes catalogues, e-commerce and strategic alliances, as well as existing customer referrals. Dinewise® is a direct-to-consumer gourmet home meal replacement provider. Dinewise® targets lifestyle profiles, i.e. busy moms, singles, retirees, seniors, and working couples, as well as health profiles including diabetic, heart smart, low carbohydrate, low calorie, and weight loss. The Company has positioned its Dinewise® brand as the solution for time-constrained but discerning consumers focused on satisfying every member of the family by offering a broad array of the highest quality meal planning, delivery, and preparation services. Products are customized meal solutions, delivered fresh-frozen directly to the home.

3.     Acquisition of Certain Assets, Goodwill, Identifiable Intangible assets and amortization

On June 3, 2009, as part of the acquisition of certain assets (principally inventory, customer lists, product recipes, URL and Brand name) of Home Bistro Foods, Inc. (“HB”) in a Bankruptcy sale, the Company assumed the secured debt of HB.  This secured promissory note, dated June 3, 2009 is due to New York Small Business Venture Fund LLC (“NYSBVF”).  The note accrues interest at the rate of 6.25% per annum and is subordinated to the Company’s existing first secured debt (“EFSD”), see Note 15.  The Company is prohibited from making any payments until such time at the Company’s EFSD secured debt is no longer outstanding and the warrants of the EFSD has been exercised in full or has expired.  As of December 26, 2010 and December 27, 2009 the amount outstanding to NYSBVF was $961 and $902, respectively.  In the event the EFSD and warrants are no longer outstanding, the Company and NYSBVF may agree to a conversion price to convert the NYSBVF debt outstanding into common stock of the Company.  If no conversion price is agreed to within 20 days, the full amount is due and payable within 120 days of the EFSD and warrants no longer being outstanding.    Home Bistro® caters to the growing demand for gourmet products and services that address prevailing consumer and business trends for gifting and convenience.

At closing on June 3, 2009, the Company acquired inventory of $62, identifiable intangible assets, primarily customer lists and product recipes of $310, and assumed the NYSBVF debt of $868.  This resulted in recorded goodwill of $496.  The fair values of the net assets acquired were determined using discounted cash flow analyses and estimates made by management. Goodwill and indefinite lived intangibles, which are nonamortizable under generally accepted accounting principles is deductible for income tax purposes.  Identifiable intangible assets were allocated as follows: customer lists amounted to $204 and are amortizable over a period of 3 years in an accelerated manner that reflects customer attrition, and product recipes amounted to $106 and is nonamortizable.

Intangible assets subject to amortization as of December 26, 2010 and December 27, 2009 were as follows:

	Gross Carrying Value	Accumulated Amortization	Net Book Value

2010
Customer lists	$204	$136	$68

2009
Customer lists	$204	$34	$170

Amortization expense for intangible assets subject to amortization amounted to $102 and $34 for the years ended December 26, 2010 and December 27, 2009, respectively.  The estimated aggregate amortization expense for intangible assets subject to amortization for each of the succeeding fiscal years ended in 2011 and 2012 are as follows:  2011: $51 and 2012: $17.

4.    Fair Value Measurements

FASB ASC 820 (formerly known as SFAS No. 157) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework, creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements, and details the disclosures that are required for items measured at fair value. Under FASB ASC 825 (formerly known as SFAS No. 159), "The Fair Value Option for Financial Assets and Financial Liabilities," entities are permitted to choose to measure many financial instruments and certain other items at fair value. We did not elect the fair value measurement option under FASB ASC 825 for any of our financial assets or liabilities.

We currently have one financial instrument that must be measured under the new fair value standard.  This financial liability is a derivative liability.  Our financial assets and liabilities are to be measured using inputs from the three levels of the fair value hierarchy, which are as follows:

●	Level 1 - inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date;

●
Level 2 - inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

●	Level 3 - unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing assets or liabilities based on the best information available.

The amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of their short-term maturities.  The carrying values of the Company’s convertible debt and long-term debt approximate fair value since the interest rates are at terms currently available to the Company.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

In accordance with the fair value hierarchy described above, the following table shows the fair value of our financial liabilities that are required to be measured at fair value on a recurring basis at December 26, 2010.

Description	Classification	Value at December 26, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Derivatives	Non current liabilities	$225	-	-	$225

Total liabilities		$225	$-	$-	$225

In accordance with the fair value hierarchy described above, the following table shows the fair value of our financial liabilities that are required to be measured at fair value on a recurring basis at December 27, 2009.

Description	Classification	Value at December 27, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Derivatives	Non current liabilities	$16	-	-	$16

Total liabilities		$16	$-	$-	$16

The following table summarizes the changes in fair value of our Level 3 assets and liabilities:

Fair Value Measurements of Liabilities Using Level 3 Inputs
Derivative liabilities

Beginning balance at year-end 2010	$16

Total (Gains) Losses (realized or unrealized)
Included in earnings	209

Ending balance at December 26, 2010	$225

Gains (losses) for the 2010 year end included in earnings attributable to the change in unrealized gains or losses relating to liabilities still held at the reporting date	(209)

Fair Value Measurements of Liabilities Using Level 3 Inputs
Derivative liabilities

Beginning balance at year-end 2009	$22

Total (Gains) Losses (realized or unrealized)
Included in earnings	(6)

Ending balance at December 27, 2009	$16

Gains (losses) for the 2009 year end included in earnings attributable to the change in unrealized gains or losses relating to liabilities still held at the reporting date	6

The valuation of the embedded derivatives was valued primarily by using a binomial model, utilizing the Company’s stock price at the point of valuation.

5.   Plan of Restructuring

To generate cash to fund the operations of the Company, and to satisfy the requirement to repay its principal lenders, the Company sold its accounts receivable at a significant discount throughout 2003.

In addition, the Company restructured its operations to enhance short-term liquidity through cost reductions. In April, 2003, the Company closed down its direct to consumer sales and telemarketing operations. This included closing all sales offices outside of its corporate office, all telemarketing centers, and all distribution routes. Approximately 930 employees and 55 lessees were terminated pursuant to the Company's revised operating plans. The Company's present operations consist of fulfilling reorder customers through the use of an outsourced delivery agent.  Also, the Company attracts new customers through multi-channel media which include catalogues, e-commerce, strategic alliances as well as existing customer referrals.  The Company fully satisfied all outstanding borrowings under its credit facility through the proceeds from the sale of accounts receivable in July and December of 2003 with a financial institution. Accordingly, under the business model, the Company no longer participates in the collection of accounts receivable.  This is now outsourced to this financial institution as discussed in the Summary of Significant Accounting Policies.

The following table summarizes the restructuring activity, which is included in accrued expenses, as follows:

Accrued restructuring charges at December 28, 2008	$1,227
Utilized (recoveries)	(937)
Utilized (cash payments)	(50)
Accrued restructuring charges at December 27, 2009	$240
Utilized (cash payments)	-
Accrued restructuring charges at December 26, 2010	$240

In connection with the restructuring activities noted above, the Company stopped paying various vendors who were providing goods and services to the Company (although the related liabilities are recorded in accounts payable in the accompanying consolidated balance sheet).  During 2009, as a result of the expiration of the statue of limitations and contract law, the Company reversed $937 of accrued expenses and recognized this in its statement of operations as part of restructuring recoveries. The Company may, from time to time, be in negotiations with vendors to pay a reduced amount; when the Company reaches an agreement with the vendor, or the expiration of the statue of limitations and contract law, the Company may record further restructuring recoveries.

6.   Inventories

Inventories consist principally of prepared meals and meal complements held at the Company’s outsourced fulfillment locations.  Inventories are valued at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method.  As of December 26, 2010 and December 27, 2009 inventories were $0 and $170, respectively.  In May 2010, the Company consolidated its outsourced fulfillment operations, whereby the purchasing of inventory, storage and handling is the responsibility of the outsourced fulfillment center.  The Company is charged for the inventory only upon sale of the product to its customer.  As a result, effective May 2010, the Company has no inventory.

The Company’s fulfillment provider purchases the Company’s proprietary products and bills the Company upon sale of the product.  In the event the products are no longer selling, or become outdated, the Company is required to pay for these products within 45 days of notice.  The fulfillment agreement is currently in effect until April 27, 2013, and automatically extends for one year unless terminated with 6 months notice by either party.

7.   Prepaid Expenses and Other Assets, Net

Prepaid expenses and other assets, net consists of the following as of December 26, 2010 and December 27, 2009:

	December 26, 2010	December 27, 2009
Prepaid insurance, net	18	19
Other	8	14
	$26	$33

8.   Property and Equipment, net

Property and equipment, net consist of the following as of December 26, 2010 and December 27, 2009:

	December 26, 2010	December 27, 2009
Machinery and office equipment	$241	$240
Capitalized software and development	283	282
	524	522
Less accumulated depreciation and amortization	(454)	(411)
	$70	$111

9.    Accrued Expenses

Accrued expenses consist of the following as of December 26, 2010 and December 27, 2009:

	December 26, 2010	December 27, 2009
Payroll and health benefits	$315	$243
Accrued restructuring charges	240	240
Professional fees	27	83
Other	94	68
	$676	$634

10.    (Loss) income per Common Share

Net (loss) income per common share amounts (basic EPS) are computed by dividing net (loss) income by the weighted average number of common shares outstanding, excluding any potential dilution. Net (loss) income per common share amounts assuming dilution (diluted EPS) are computed by reflecting potential dilution from the exercise of stock options and warrants, and the conversion into common stock of convertible loans. Diluted EPS for fiscal year 2010 are the same as basic EPS, as the inclusion of the impact of any common stock equivalents outstanding during those periods would be anti-dilutive.   Diluted EPS for fiscal year 2009 includes the impact of the below common stock equivalents outstanding during the year ended December 27, 2009.

Common stock equivalents not included (2010), and included (2009) in EPS are as follows :

	Year ended
	December 26, 2010	December 27, 2009
Stock options	2,350,000	2,350,000
Stock warrants	600,000	600,000
Convertible Debt #1 (1)	61,650,000	1,205,050,000
Convertible Debt #2 (2)	2,000,000	348,000,000

Total	66,600,000	1,556,000,000

(1)
At December 26, 2010 and December 27, 2009, the Company had a) $2,264 and $2,400, respectively, of Convertible Debentures at a conversion price at the lesser of $.495 or 80% of the best bid price in the ten days prior to conversion and b) Warrants issued to purchase 5,050,505 shares of Common Stock at an exercise price of $.495 per share.  The above calculation of potential shares outstanding were calculated based upon a conversion price of $.04 and $.002 for the fiscal years ended 2010 and 2009, respectively, however this conversion price could be lower in the future with respect to the convertible debentures in whole or in part.

(2)
At December 26, 2010 and December 27, 2009 the Company had a) $0 and $692, respectively of  Debentures at a conversion price at the lesser of $.51 or 75% of the best bid price in the ten days prior to conversion and b) Warrants issued to purchase 2,000,000 shares of Common Stock at an exercise price of $.25 per share.  The above calculation of potential shares outstanding was calculated based upon a conversion price of $.002 for the Debentures in the fiscal year ended 2009.

At December 26, 2010 and December 27, 2009 the best bid price was $.04 and $.002, respectively, and if the Convertible Debenture or Debenture was converted based upon that price the dilution would be greater than that shown in the above table.

At December 26, 2010 and December 27, 2009, the above conversion prices used in the calculation of dilutive shares resulted in a significantly higher number of shares than the number of authorized shares in the respective periods.

11.    Income Taxes

The (benefit) provision for income taxes of ($24) and $5 for the fiscal years ended December 26, 2010 and December 27, 2009 is comprised principally of state franchise taxes.

Significant components of deferred income tax assets and liabilities as of December 26, 2010 and December 27, 2009 are as follows:

	December 26, 2010	December 27, 2009
Deferred tax assets:
Net operating loss carryforwards	$13,135	$13,304
Accrued expenses and other, net	474	457
	13,609	13,761
Deferred tax liabilities:
Embedded derivatives	27	43
Depreciation	(1)	8
Prepaid expenses	7	7
Deferred tax asset	13,576	13,703
Less valuation allowance	(13,598)	(13,703)
Net deferred tax liability	$(22)	$-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets and liabilities, expected future taxable income and tax planning strategies in making this assessment. Management has considered the Company's history of generating tax losses and its accumulated deficit as significant negative evidence as to the realizability of its deferred tax assets. Accordingly, at December 26, 2010 and December 27, 2009, the Company has established valuation allowances against its deferred tax assets.

At December 26, 2010 the Company has net operating loss carryforwards (“NOLs”) for federal income tax purposes of $34,458, which are available to offset future federal taxable income, if any. Such net operating losses expire from 2022 through 2028.  The utilization of these NOLs may be subject to limitations based upon changes in ownership of the Company pursuant to Internal Revenue Code Section 382.  The Company has determined that an ownership change had occurred as of July 14, 2006 (see Note 3 above “the Merger Agreement”).  The Company records a valuation allowance against deferred tax assets to the extent that it is more likely than not that some portion, or all of, the deferred tax assets will not be realized.  Due to the significant doubt as to the Company’s ability to ulitize its deferred tax assets, a valuation allowance for the full amount of the deferred tax assets has been established.

FASB ASC 740 (formerly known as FASB Interpretation No. 48), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company evaluated its tax positions as of December 26, 2010 and December 27, 2009, which had no effect on its financial position, results of operations or cash flows as the Company did not have any uncertain tax positions.  The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense.  As of December 26, 2010 and December 27, 2009, the Company had no accrued interest or penalties and has no uncertain tax positions subject to examination by the relevant tax authorities. The Company files a consolidated U.S. federal income tax return as well as unitary income and sales tax returns in New York. The Internal Revenue Service (“IRS”) has completed examinations of the Company’s federal returns for taxable years prior to 1993.  While there are no tax audits in progress, the Company’s years ended December 2008-2010 remains subject to State and IRS audits.

12.    Stock Option Plans

The Company has a 2006 stock option plan as approved by its Board of Directors on November 13, 2006   covering in the aggregate 7,500,000 of the Company's common shares pursuant to which officers, directors and employees of the Company and consultants to the Company are eligible to receive nonqualified stock options. The selection of participants, grant of options, determination of price and other conditions relating to the exercise of options are determined by the Board of Directors, and the plan is administered by the Board of Directors.

During 2006, a total of 2,600,000 nonqualified options were granted. 250,000 options were terminated during 2008, and the remaining 2,350,000 options fully vested on November 13, 2008.

There were no options granted in 2009 and 2010.

A summary of the Company's stock option plan activity as of December 26, 2010 and December 27, 2009, and changes during the twelve months then ended are as follows:

Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
		exercise	contractual	value
	Shares	price	term (years)	(in thousands)
Outstanding, December 29, 2008	2,350,000	$.495	4.9	-
Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	-	-

Outstanding, December 27, 2009	2,350,000	$.495	3.9	-
Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	-	-

Outstanding, December 26, 2010	2,350,000	$.495	2.9	$-

Exercisable, December 26, 2010	2,350,000	$.495	2.9	$-

13.    Pension Plan

The Company sponsors a 401(k) defined contribution plan (the “Plan”) available to all employees who have attained the age of 21 and have completed six months of service with the Company. Under the Plan, participants may elect to defer up to 20% of their annual compensation as contributions to the Plan. Forfeitures are used to reduce the Company’s contributions.  The Plan provides for discretionary contributions.  There were no contributions for fiscal 2009 or 2010.

14.   Commitments

Future minimum operating lease payments, as of December 26, 2010 are as follows:

2011	88
2012	140
2013	144
2014	144
2015	144
Thereafter	156
$816

The Company’s fulfillment provider purchases the Company’s proprietary products and bills the Company upon sale of the product.  In the event the products are no longer selling, or become outdated, the Company is required to pay for these products within 45 days of notice.  The fulfillment agreement is currently in effect until April 27, 2013, and automatically extends for one year unless terminated with 6 months notice by either party.  The amount of proprietary inventory at the fulfillment provider, that the Company is committed to purchase at December 26, 2010 was approximately $300.

Rent expense charged to operations was $139 and $134 for the years ended December 26, 2010 and December 27, 2009, respectively.

The Company is subject from time-to-time to legal proceedings arising out of the normal conduct of its business, which the Company believes will not materially affect its financial position or results of operations.

15.     Convertible Debt, Derivative Liability and Long Term Debt

On July 14, 2006  (the  "Closing Date"), the Company entered into a Subscription Agreement with Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (collectively, the "Investors") pursuant to which the Company agreed to sell to the Investors an aggregate of $2,500 of Five-Year Convertible Debentures (the "Convertible Debentures") which mature on July 14, 2011 and warrants to purchase 5,050,505 shares of Common Stock at an exercise price of $.495 per share (the  "Warrants").  The Warrants may be exercised for a period of seven years and the exercise price is subject to antidilution provisions.  $1,250 was funded immediately and the remaining $1,250 was funded on August 11, 2006, the date the Company filed a Registration Statement covering the resale of the securities with the Securities and Exchange Commission  (the  "SEC").

The Convertible Debentures, as amended on January 10, 2010, bear interest at a rate of 8% per annum. Principal payments and interest is payable in cash or shares of Common Stock at the election of the Investors.  The Investors may convert the unpaid face value of, plus the accrued interest on, the Convertible Debentures into Common Stock at any time at the lesser of (i) $.495 and (ii) eighty percent (80%) of the lowest closing bid price on the Common Stock during the ten (10) trading days immediately preceding the receipt by the Company of a notice of conversion by the Investors (the "Conversion Price"). According to the terms of the agreements with Dutchess, as a result of an equity raise in July 2011, all Dutchess warrants have an exercise price of $.20, and the maximum conversion price of the Debentures was reduced from $.495 to $.10. Amortizing payments of interest and the aggregate principal amount outstanding under the Debenture are to be made by the Company commencing from January 31, 2010 and on the last business day of each succeeding month thereafter. As of December 26, 2010 and thereafter, principal payments are due in the following amounts: (i) on December 31, 2010 and for three consecutive months thereafter, $20; (ii) on April 30, 2011and for fourteen consecutive months thereafter, $25; (iii) on July 31, 2012 and for four consecutive months thereafter, $35; (iv) on December 31, 2012 and for three consecutive months thereafter, $50; (v) on April 30, 2013 and for two consecutive months thereafter, $65; and on July 14, 2013, all amounts then due and payable under the Debenture. In the event an amount is outstanding at the end of the term on July 14, 2011, it may convert into common shares of the Company.

The Company is required at all times to reserve sufficient shares for full conversion of the Convertible Debentures and exercise of the Warrants.

If an event of default occurs, as defined in the Convertible Debentures, the Investors may exercise their right to increase the face amount of the Convertible Debenture by three percent (3%) as an initial penalty and by three percent  (3%) for each subsequent event of default.  In addition, the Investors may exercise their right to increase the face amount by two-and-a-half percent (2.5%) per  month  to  be  paid  as  liquidated  damages,  compounded  daily.

Pursuant to a Security Agreement, dated as of the Closing Date, by and among the Company and the Investors  (the  "Security Agreement"), the Company's obligation to repay the amounts outstanding under the Convertible Debenture is secured by a first priority security interest in the assets of the Company.  In addition, shares of Common Stock currently owned or hereafter acquired by the Company’s Chief Executive Officer, Chief Financial Officer and Chief Marketing Officer have been pledged as security for repayment of the Debentures, which shares may be sold by the holders thereof only pursuant to Leak-Out agreements executed by each of such holders with the Investors.

On February 16, 2007, the Company issued and sold to one of its existing investors, Dutchess Private Equities Fund, Ltd. (“Dutchess”), a $1,750 principal amount Convertible Debenture, which as amended, was due on June 30, 2010 (the”Debenture”), and a warrant to purchase 2,000,000 shares of the Company’s common stock at an exercise price of $0.25 per share.   As a result of an amendment on March 17, 2008, 2,000,000 warrants were terminated, leaving 2,000,000 warrants outstanding.  According to the terms of the agreements with Dutchess, as a result of an equity raise in July 2011, all Dutchess warrants have an exercise price of $.20.  Monthly interest on the outstanding principal amount of the Debenture was paid at a rate per annum equal to 14%-16%, until the principal amount was paid in full.  On June 30, 2010, the Company paid the remaining balance due on the Debenture.

The Debenture was convertible at any time, at the option of Dutchess, into shares of Common Stock at a  conversion price equal to the lesser of (i) 75% of the lowest closing bid price of the Common Stock during the 10 trading days immediately prior to the date that Dutchess sends the Company a signed conversion notice; or (ii) $0.51 per share.

The Company has identified certain embedded derivatives within the Convertible Debentures and the Debentures as a result of the variable nature of the conversion price formula of the Convertible Debentures and the Debentures.  The value of these embedded derivatives was $1,200 at July 14, 2006, the date the Convertible Debentures were issued, and $477 on February 16, 2007, the date the Debenture was issued.

These amounts were bifurcated from the Convertible Debentures and the Debentures on the face of the balance sheet and a corresponding derivative liability was established.  This debt discount will be amortized over the life of the Convertible Debentures and the Debentures, using the effective interest method, and charged to interest expense until fully amortized in July 2011 and June 2010, respectively.  As of December 26, 2010 and December 27, 2009 the unamortized debt discount was $171 and $526, respectively.  In the event the Convertible Debentures or the Debentures are reduced in full or in part, either by Company prepayments or by conversion into common shares by the Investors, the debt discount related to the amount reduced will be immediately recognized as interest expense and charged to operations.  In addition, the change in the valuation of the embedded derivatives during the year ended December 26, 2010 and December 27, 2009 resulted in a (loss) income of ($209) and $6 respectively, and was reflected in interest income (expense).  In all future periods, the change in the valuation of the derivative liabilities will continue to be recognized as interest expense or income and charged to operations accordingly.

On June 3, 2009, as part of the acquisition of certain assets of Home Bistro Foods, Inc. (“HB”) in a Bankruptcy sale, the Company assumed the secured debt of HB.  This secured promissory note, dated June 3, 2009 is due to New York Small Business Venture Fund LLC (“NYSBVF”).  The note accrues interest at the rate of 6.25% per annum and is subordinated to the Company’s existing first secured debt (“EFSD”).  The Company is prohibited from making any payments until such time at the Company’s EFSD secured debt is no longer outstanding and the warrants of the EFSD has been exercised in full or has expired.  As of December 26, 2010 and December 27, 2009 the amount outstanding to NYSBVF was $961 and $902, respectively.  In the event the EFSD and warrants are no longer outstanding, the Company and NYSBVF may agree to a conversion price to convert the NYSBVF debt outstanding into common stock of the Company.  If no conversion price is agreed to within 20 days, the full amount is due and payable within 120 days of the EFSD and warrants no longer being outstanding.

As of December 26, 2010 the convertible debentures and long-term debt outstanding are as follows:

Convertible Debentures and Debentures	$2,264
NYSBVF	961
Debt Discount	(171)
Convertible Debentures and Debentures, net	3,054
Less current portion	(285)
Convertible Debentures and Debentures, long term	$2,769

Principal payment obligations on the above debt for the next five years are as follows:

Year	Amount
2011	$285
2012	375
2013	2,565
2014	-
2015	-
Thereafter	-
$3,225

As of December 26, 2010 the derivative liability outstanding is as follows:

Liability at December 27, 2009	$16
Increase in Valuation	209
Liability at December 26, 2010	$225

16.    Subsequent Events

Events subsequent to December 26, 2010 were evaluated until the date the consolidated financial statements were available to be issued which was December 16, 2011.

On April 20, 2011, by written consent of the Shareholders, the Company increased the authorized shares of its common stock to 250,000,000 shares from 50,000,000.

On April 20, 2011, as consideration of a six month consulting engagement related to corporate finance and improved visibility in the financial community, the Company issued to Affinity advisors, LLC 300,000 shares of its common stock.

On June 8, 2011, the Company raised $50 from the sale of 500,000 of its common stock at a price of $.10 per share.  The proceeds were used for general working capital purposes.  In addition the Company issued 500,000 warrants with an exercise price of $.20, and an expiration of June 30, 2014.

On June 15, 2011, as part of an agreement with ICM Capital Markets, Ltd. (“ICM”) to provide investment banking services, the Company issued a total of 357,705 of its common stock to ICM and certain ICM employees as follows:  ICM Capital Markets, Ltd.  112,677; Averell Satloff 209,257 and Harvey Luft 35,771.

On July 19, 2011, the Company issued 50,000 shares of its common stock to Broad Street Ventures LLC for services related to the June 8, 2011 $50 capital raise noted above.  In addition, 50,000 warrants were issued at an exercise price of $.20 and an expiration date of June 30, 2014.

On August 4, 2011, as consideration of a 90 day consulting engagement related to investor relations, the Company issued to Corporate Public relations Inc. 200,000 shares of its common stock.

On October 24, 2011, as approved by the Company’s Board of Directors, a series A preferred stock was created and one share was issued to the Company’s CEO, Paul A. Roman.  It provides the holder the right to vote 50.1% of the total outstanding shares entitled to vote on all matters submitted for a vote to shareholders of the Company.  This provision provides unilateral control of the voting of the Corporation’s securities.  As a result, the Company believes the increasing of any authorized shares is now 100% under its control.

On November 8, 2011, the Company issued 1,400,000 shares of its common stock to Endeavor Group, LLC, for financial advisory related services.

On September 15, 2011, a lawsuit alleging patent infringement was filed against the Company in the United States District Court, Eastern District of Texas, Marshall Division.  The case is styled DietGoal Innovations LLC v. Arby’s Restaurant Group, Inc.; 2:11-cv-00418-DF.  The Company is one of 26 defendants named in this action. The plaintiff alleges that the Company has been and now is directly infringing one or more claims of U.S. Patent No. 6,585,516, entitled Method and System for Computerized Visual Behavior Analysis, Training and Planning. DietGoal Innovations requests a trial by jury.  This claim is in the early stages and the Company has been unable to reasonably estimate a range of possible loss, if any, at this time.

DINEWISE, INC.

CONTENTS

Page
Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets
As of September 25, 2011(unaudited) and December 26, 2010	F-26

Condensed Consolidated Statements of Operations (unaudited)
for the nine months ended September 25, 2011 and September 26, 2010	F-27

Condensed Consolidated Statements of Cash Flows (unaudited)
for the nine months ended September 25, 2011 and September 26, 2010	F-28

Notes to Condensed Consolidated Financial Statements (unaudited)	F-29

CONDENSED CONSOLIDATED BALANCE SHEETS
 (Dollar amounts in thousands, except shares and per share data)

	September 25,	December 26,
ASSETS	2011	2010
	(Unaudited)
Current assets:
Cash and cash equivalents	$88	$188
Due from financial institution	29	1
Prepaid expenses and other assets, net	35	26
Total current assets	152	215
Property and equipment, net	42	70
Identifiable intangible assets, net	136	174
Goodwill	496	496
Deferred finance costs	-	25
Total assets	$826	$980

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$91	$80
Accrued expenses	654	676
Deferred revenue	552	615
Income and other taxes payable	12	23
Convertible debt, current portion	355	285
Capital lease obligation, current portion	1	10
Total current liabilities	1,665	1,689
Convertible debt and long-term debt, net of current portion	2,766	2,769
Derivative liability	450	225
Total liabilities	4,881	4,683

Commitments

Stockholders’ deficit
Preferred stock, par value $.001; authorized 10,000,000 shares;
issued and outstanding 0 shares,	-	-

Common stock, par value $.001; authorized 250,000,000 and 50,000,000 shares, respectively;
issued and outstanding 34,556,620 and 33,148,915, respectively	35	33

Additional paid-in capital	41,112	40,984
Accumulated deficit	(45,202)	(44,720)
Total stockholders’ deficit	(4,055)	(3,703)
Total liabilities and stockholders’ deficit	$826	$980

The accompanying notes are an integral part of these condensed consolidated financial statements.

DINEWISE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Nine Months ended
	September 25, 2011	September 26, 2010
	(Dollar amounts in thousands,
	except shares and per share data)

Revenues	$4,000	$4,921
Cost of goods sold	1,609	1,984

Gross profit	2,391	2,937

Operating expenses	2,234	2,490

Operating income	157	447

Interest expense, net	636	543

Loss before provision for income taxes	(479)	(96)

Provision for income taxes	3	3

Net loss	$(482)	$(99)

Net loss per share (basic and diluted)	$(0.01)	$(0.00)

Common shares used in computing net loss
per share amounts (basic and diluted)	33,642,665	33,100,563

The accompanying notes are an integral part of these condensed consolidated financial statements.

DINEWISE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months ended
	September 25,	September 26,
	2011	2010
	(Dollar amounts in thousands)
OPERATING ACTIVITIES:
Net loss	$(482)	$(99)
Adjustments to reconcile net loss to net cash
provided by operating activities
Depreciation and amortization	91	177
Amortization of debt discount	205	264
Mark to market and adjustment of derivative liability	225	(7)
Accrued interest on Convertible Note	47	44
Share based expense to employees and non employees	80	1

Changes in operating assets and liabilities:
Increase in accounts receivable	(28)	(74)
Decrease in inventory	-	170
Increase in prepaid expenses and other assets	(9)	(76)
(Decrease) increase in income and other taxes payable	(11)	1
Increase (decrease) in accounts payable	11	(178)
Decrease in deferred revenue	(63)	(132)
(Decrease) increase in accrued expenses	(22)	132
NET CASH PROVIDED BY OPERATING ACTIVITIES	44	223

INVESTING ACTIVITIES:
Purchases of property and equipment	-	(2)

NET CASH USED IN INVESTING ACTIVITIES	-	(2)

FINANCING ACTIVITIES:
Proceeds from sale of Common Shares	50	-
Payments on convertible debt financings	(185)	(751)
Repayments of capital lease obligations, net	(9)	(8)
NET CASH USED IN FINANCING ACTIVITIES	(144)	(759)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(100)	(538)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	188	639

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$88	$101

CASH PAID DURING THE PERIOD FOR:
Interest	$132	$172
Income Taxes	$-	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

(Dollar amounts are in thousands, except per share data)

NOTE A- THE COMPANY AND NATURE OF OPERATIONS

The Company was originally established in 1959 to provide in-home "restaurant quality" beef shopping services throughout the United States. During 2005, the Company established the Dinewise® brand to serve this market by attracting new customers through multi-channel media which includes catalogues, e-commerce and strategic alliances, as well as existing customer referrals. Dinewise® is a direct-to-consumer gourmet home meal replacement provider. Dinewise® targets lifestyle profiles, i.e. busy moms, singles, retirees, seniors, and working couples, as well as health profiles including diabetic, heart smart, low carbohydrate, low calorie, and weight loss. The Company has positioned its Dinewise® brand as the solution for time-constrained but discerning consumers focused on satisfying every member of the family by offering a broad array of the highest quality meal planning, delivery, and preparation services. Products are customized meal solutions, delivered fresh-frozen directly to the home.  In June 2009, the Company acquired certain assets of Home Bistro Foods, Inc. (principally inventory, customer lists, product recipes, URL and Brand name) in a bankruptcy sale.

Until such time as additional capital is raised to accelerate its marketing plan, the Company will focus only on those channels that deliver the highest response rates and incremental profits, thus substantially reducing both marketing expenses and short-term sales growth opportunities.  By executing these cost reductions to substantially reduce our quarterly losses, and with the Company’s cash balances, the Company has continued to operate, however at substantially reduced revenue levels.  While the Company has been able to raise capital and or amend its Debenture agreements in the past, the capital markets have deteriorated for micro-cap companies.  While we continue to seek additional capital to allow operations to continue and then accelerate our marketing spend after such funding is attained, as well as complete a strategic acquisition, there is no assurance we will be able to raise the required capital.  In the event it takes longer to obtain appropriate funding, or we are unable to obtain such funding, we will need to significantly curtail further expenses, which may significantly reduce future revenues and cash flows.

NOTE B - BASIS OF PRESENTATION

Principles of consolidation

The condensed interim consolidated financial statements include the accounts of Dinewise, Inc. and its wholly-owned subsidiaries. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and SEC rules for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The consolidated financial statements included herein should be read in conjunction with the annual consolidated financial statements and the footnotes thereto contained in the Company’s annual report to the Securities and Exchange Commission for the fiscal year ended on December 26, 2010, filed as part of this Form 10.  In our opinion, the information presented reflects all adjustments necessary for a fair statement of interim results. All such adjustments are of a normal and recurring nature. The foregoing interim results are not necessarily indicative of the results of operations for the full year ending December 25, 2011.

Fiscal year

The Company's fiscal year ends on the last Sunday in December. The Company's 2011 nine-month period consisted of the thirty-nine weeks, which began on December 27, 2010 and ended on September 25, 2011. The Company's 2010 nine-month period consisted of the thirty-nine weeks, which began on December 29, 2009 and ended on September 27, 2010.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company recognizes revenue from product sales when (i) persuasive evidence of an arrangement exists and the sales price is fixed or determinable (evidenced by written sales orders), (ii) delivery of the product has occurred, and (iii) collectibility of the resulting receivable is reasonably assured.  Shipping and handling expenses of $545 and $672 are included in selling, general and administrative expenses for the nine months ended September 25, 2011 and September 27, 2010, respectively.

The Company records its Revenue net of any sales taxes collected on its sales, which are then subsequently remitted to the local tax office, as required.

With respect to product sales, we recognize revenue on a gross basis, using the criteria outlined in Emerging Issues Task Force Issue (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, net of provisions for discounts and allowances.  Our product sales are collected utilizing major credit cards, prior to the sale of the DineWise branded products, or are collected within three days of delivery of other product sales.  Although the Company accepts product returns, historical returns have been insignificant and are primarily due to product quality or delivery delays, we may replace the product or issue a credit to the customer.

Amortization of deferred finance costs

As a result of the Company’s $2,500 Convertible Debenture financing completed on July 14, 2006, and its $1,750 Debenture financing completed on February 16, 2007, it incurred deferred finance charges of $375 and $210, respectively.  These amounts are being amortized monthly, as a charge to interest expense, over the 5-year and 2-year terms of the notes, respectively.  In the nine months ended September 25, 2011 and September 26, 2010, amortization expense was $25 and $67, respectively.  As of September 25, 2011 and December 26, 2010, unamortized deferred finance charges were $0 and $25, respectively.

Concentration risk

The Company purchased approximately 55% and 54% of its food products from one vendor during the  nine months ended September 25, 2011 and September 26, 2010, respectively.  The Company is not obligated to purchase from this vendor, and, if necessary, there are other vendors from which the Company can purchase food products.

All of the Company’s receivables are due from one financial institution (TD Banknorth, Inc.) under an agreement in which the Company receives payment on its receivables within 3-5 business days.  The Company has had no losses on collections in the past, and since this institution is deemed financially sound, there is little, if any, collection risk at this time.

Stock based compensation

The Company applies the provisions of ASC Topic 505-50, Equity Based Payments to Non-Employees (formerly named as EITF 96-18) to account for stock-based compensation awards issued to non-employees for services. Such awards for services are recorded at either the fair value of the consideration received or the fair value of the instruments issued in exchange for such services, whichever is more reliably measurable.  The calculation of fair value using the Black-Scholes option pricing model involves certain assumptions that are reasonably estimated. However, if these estimates change, the fair value calculated could be materially impacted.

As a result, the Company recorded share-based compensation for options of  $80 and $0, in the nine months ended September 25, 2011 and September 26, 2010, respectively.

NOTE D- RECENTLY ADOPTED AND NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS

 In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which amends ASC 820, “Fair Value Measurement”. ASU 2011-04 does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or International Financial Reporting Standards (IFRSs). ASU 2011-04 changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company does not anticipate that the adoption of ASU 2011-04 will have a material impact on its consolidated financial statements.

NOTE E- Fair Value Measurements

FASB ASC 820 (formerly known as SFAS No. 157) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework, creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements, and details the disclosures that are required for items measured at fair value. Under FASB ASC 825 (formerly known as SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities,") entities are permitted to choose to measure many financial instruments and certain other items at fair value. We did not elect the fair value measurement option under FASB ASC 825 for any of our financial assets or liabilities.

We currently have one financial instrument that must be measured under the new fair value standard.  This financial Liability is a derivative liability.   Our financial assets and liabilities are to be measured using inputs from the three levels of the fair value hierarchy, which are as follows:

●	Level 1 - inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date;

●
Level 2 - inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

●	Level 3 - unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing assets or liabilities based on the best information available.

The amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of their short-term maturities.  The carrying values of the Company’s convertible debt and long-term debt approximate fair value since the interest rates are at terms currently available to the Company.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

In accordance with the fair value hierarchy described above, the following table shows the fair value of our financial liabilities that are required to be measured at fair value on a recurring basis at September 25, 2011.

Description	Classification	Value at September 25, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Derivatives	Non current liabilities	$450	-	-	$450

Total liabilities		$450	$-	$-	$450

In accordance with the fair value hierarchy described above, the following table shows the fair value of our financial liabilities that are required to be measured at fair value on a recurring basis at December 25, 2010.

Description	Classification	Value at December 25, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Derivatives	Non current liabilities	$225	-	-	$225

Total liabilities		$225	$-	$-	$225

The following table summarizes the changes in fair value of our Level 3 assets and liabilities:

Fair Value Measurements of Liabilities Using Level 3 Inputs
Derivative liabilities

Beginning balance at year-end 2011	$225

Total (Gains) Losses (realized or unrealized)

Included in earnings	225
Included in other comprehensive income	-
Transfers in or out of Level 3	-
Purchases, sales, issuances and settlements	-

Ending balance at September 25, 2011	$450

Gains (losses) for the 2011 nine months ended included in earnings attributable to the change in unrealized gains or losses relating to liabilities still held at the reporting date	$(225)

The valuation of the embedded derivatives was valued primarily by using a binomial model, utilizing the Company’s stock price at the point of valuation.

NOTE F- ACCRUED EXPENSES

Accrued expenses consisted of the following as of:

	September 25, 2011	December 26, 2010
Payroll and health benefits	294	315
Accrued restructuring charges	240	240
Professional fees	27	27
Other	93	94
	$654	$676

NOTE G- LOSS PER COMMON SHARE

Net loss per common share amounts (basic EPS) are computed by dividing net loss by the weighted average number of common shares outstanding, excluding any potential dilution. Net loss per common share amounts assuming dilution (diluted EPS) are computed by reflecting potential dilution from the exercise of stock options and warrants, and the conversion into common stock of convertible loans. Diluted EPS for the nine months ended September 25, 2011 and September 26, 2010 are the same as basic EPS, as the inclusion of the impact of any common stock equivalents outstanding during those periods would be anti-dilutive.

Common stock equivalents not included in EPS are as follows:

	Nine months ended
	September 25, 2011	September 26, 2010
Stock options	2,350,000	2,600,000
Stock warrants	750,000	700,000
Convertible Debt #1 (1)	34,750,000	589,800,000
Convertible Debt #2 (2)	2,000,000	2,000,000

Total	39,850,000	595,100,000

(1)
At September 25, 2011and September 26, 2010, respectively, the Company had outstanding a) $2,079 and $2,339 convertible debentures at a conversion price at the lesser of $.10 ($.495 at September 26, 2010) or 80% of the best bid price in the ten days prior to conversion  and b) warrants to purchase 5,050,505 shares of Common Stock at an exercise price of $.20 ($.495 at September 26, 2010) per share.  The above calculation of potential shares outstanding was calculated based upon conversion prices of $.07 and $.004, for the nine month periods ended 2011 and 2010, respectively, however this conversion price could be lower in the future with respect to the convertible debentures in whole or in part.

(2)
At September 25, 2011 and September 26, 2010, the Company had no amounts outstanding under its February 2007 convertible debentures.   The Company issued warrants to purchase 2,000,000 shares of Common Stock at an exercise price of $.20 ($.25 at September 26, 2010) per share.

NOTE H- COMMITMENTS AND CONTINGENCIES

Future minimum operating lease payments, as of September 25, 2011 are as follows:

Year ended
2011	21
2012	135
2013	144
2014	144
2015	144
Thereafter	156
$744

Rent expense charged to operations was $67 and $104 for the nine months ended September 25, 2011 September 26, 2010, respectively.

The Company’s fulfillment provider purchases the Company’s proprietary products and bills the Company upon sale of the product.  In the event the products are no longer selling, or become outdated, the Company is required to pay for these products within 45 days of notice.  The fulfillment agreement is currently in effect until April 27, 2013, and automatically extends for one year unless terminated with 6 months notice by either party.  The amount of proprietary inventory at the fulfillment provider, that the Company is committed to purchase at September 25, 2011 was approximately $125.

On September 15, 2011, a lawsuit alleging patent infringement was filed against the Company in the United States District Court, Eastern District of Texas, Marshall Division.  The case is styled DietGoal Innovations LLC v. Arby’s Restaurant Group, Inc.; 2:11-cv-00418-DF.  The Company is one of 26 defendants named in this action. The plaintiff alleges that the Company has been and now is directly infringing one or more claims of U.S. Patent No. 6,585,516, entitled Method and System for Computerized Visual Behavior Analysis, Training and Planning. DietGoal Innovations requests a trial by jury.  This claim is in the early stages and the Company has been unable to reasonably estimate a range of possible loss, if any, at this time.

NOTE I- CONVERTIBLE DEBT, DERIVATIVE LIABILITY AND LONG TERM DEBT

On July 14, 2006  (the  "Closing Date"), the Company entered into a Subscription Agreement with Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (collectively, the "Investors") pursuant to which the Company agreed to sell to the Investors an aggregate of $2,500 of Five-Year Convertible Debentures (the "Convertible Debentures") which mature on July 14, 2011 and warrants to purchase 5,050,505 shares of Common Stock at an exercise price of $.495 per share (the  "Warrants").  $1,250 was funded immediately and the remaining $1,250 was funded on August 11, 2006, the date the Company filed a Registration Statement covering the resale of the securities with the Securities and Exchange Commission  (the  "SEC").

The Convertible Debentures, as amended on January 10, 2010, bear interest at a rate of 8% per annum. Principal payments and interest is payable in cash or shares of Common Stock at the election of the Investors.  The Investors may convert the unpaid face value of, plus the accrued interest on, the Convertible Debentures into Common Stock at any time at the lesser of (i) $.10 and (ii) eighty percent (80%) of the lowest closing bid price on the Common Stock during the ten (10) trading days immediately preceding the receipt by the Company of a notice of conversion by the Investors (the "Conversion Price"). According to the terms of the agreements with Dutchess, as a result of an equity raise in July 2011, all Dutchess warrants have an exercise price of $.20, and the maximum conversion price of the Debentures was reduced from $.495 to $.10. Amortizing payments of interest and the aggregate principal amount outstanding under the Debenture are to be made by the Company commencing from January 31, 2010 and on the last business day of each succeeding month thereafter. As of September 25, 2011 and thereafter, principal payments are due in the following amounts: (i) on September 30, 2011and for nine consecutive months thereafter, $25; (ii) on July 31, 2012 and for four consecutive months thereafter, $35; (iii) on December 31, 2012 and for three consecutive months thereafter, $50; (iv) on April 30, 2013 and for two consecutive months thereafter, $65; and on July 14, 2013, all amounts then due and payable under the Debenture. In the event an amount is outstanding at the end of the term on July 14, 2011, it may convert into common shares of the Company.

The Company is required at all times to reserve sufficient shares for full conversion of the Convertible Debentures and exercise of the Warrants.

If an event of default occurs, as defined in the Convertible Debentures, the Investors may exercise their right to increase the face amount of the Convertible Debenture by three percent (3%) as an initial penalty and by three percent  (3%) for each subsequent event of default.  In addition, the Investors may exercise their right to increase the face amount by two-and-a-half percent (2.5%) per month to be paid as liquidated damages, compounded  daily.

Pursuant to a Security Agreement, dated as of the Closing Date, by and among the Company and the Investors  (the  "Security Agreement"), the Company's obligation to repay the amounts outstanding under the Convertible Debenture is secured by a first priority security interest in the assets of the Company.  In addition, shares of Common Stock currently owned or hereafter acquired by the Company’s Chief Executive Officer, Chief Financial Officer and Chief Marketing Officer have been pledged as security for repayment of the Debentures, which shares may be sold by the holders thereof only pursuant to Leak-Out Agreements executed by each of such holders with the Investors.

On February 16, 2007, the Company issued and sold to one of its existing investors, Dutchess Private Equities Fund, Ltd. (“Dutchess”), a $1,750 principal amount Convertible Debenture, which as amended, was due on June 30, 2010 (the “Debenture”) and a warrant to purchase 2,000,000 shares of the Company’s common stock at an exercise price of $0.20 per share.  As a result of an amendment on March 17, 2008, 2,000,000 warrants were terminated, leaving 2,000,000 warrants outstanding.  According to the terms of the agreements with Dutchess, as a result of an equity raise in July 2011, all Dutchess warrants have an exercise price of $.20.   Monthly interest on the outstanding principal amount of the Debenture was paid at a rate per annum equal to 14%-16%, until the principal amount was paid in full.  On June 30, 2010, the Company paid the remaining balance due on the Debenture.

The Debenture was convertible at any time, at the option of Dutchess, into shares of Common Stock at a conversion price equal to the lesser of (i) 75% of the lowest closing bid price of the Common Stock during the 10 trading days immediately prior to the date that Dutchess sends the Company a signed conversion notice; or (ii) $0.51 per share.

The Company has identified certain embedded derivatives within the convertible debentures as a result of the variable nature of the conversion price formula of the convertible debentures.  The value of these embedded derivatives was $1,200 at July 14, 2006, the date the Convertible Debentures was issued, and $477 on February 16, 2007, the date the Debenture was issued.  These amounts were bifurcated from the convertible debentures on the face of the balance sheet and a corresponding derivative liability was established.  This debt discount will be amortized over the life of the convertible debentures, using the effective interest method, and charged to interest expense until fully amortized in July 2011 and June 2010, respectively.  As of September 25, 2011 and December 26, 2010 the unamortized debt discount was $0 and $171, respectively.  In addition, the change in the valuation of the embedded derivatives during the nine months ended September 25, 2011 and September 26, 2010 resulted in a (loss) income of ($225) and $7, respectively, and was reflected in interest expense.  In all future periods, the change in the valuation of the derivative liabilities will continue to be recognized as interest expense or income and charged to operations accordingly.

On June 3, 2009, as part of the acquisition of certain assets of Home Bistro Foods, Inc. (“HB”) in a Bankruptcy sale, the Company assumed the secured debt of HB.  This secured promissory note, dated June 3, 2009 is due to New York Small Business Venture Fund LLC (“NYSBVF”).  The note accrues interest at the rate of 6.25% per annum and is subordinated to the Company’s existing first secured debt (“EFSD”).  The Company is prohibited from making any payments until such time at the Company’s EFSD secured debt is no longer outstanding and the warrants of the EFSD has been exercised in full or has expired.  As of September 25, 2011 and December 26, 2010 the amount outstanding to NYSBVF was $ 1,008 and $961, respectively.  In the event the EFSD and warrants are no longer outstanding, the Company and NYSBVF may agree to a conversion price to convert the NYSBVF debt outstanding into common stock of the Company.  If no conversion price is agreed to within 20 days, the full amount is due and payable within 120 days of the EFSD and warrants no longer being outstanding.

As of September 25, 2011 and December 26, 2010 the convertible debentures outstanding were as follows:

	September 25, 2011	December 26, 2010
Convertible debentures	$3,121	$3,225
Debt discount	-	(171)
Donvertible debentures, net	3,121	3,054
Less current portion	(355)	(285)
Convertible debentures, long term	$2,766	$2,769

As of September 25, 2011 the derivative liability outstanding was as follows:

Liability at December 26, 2010	$225
Increase in Valuation, net	225
Liability at September 25, 2011	$450

NOTE J- COMMON STOCK

On April 20, 2011, by written consent of the Shareholders, the Company increased the authorized shares of its common stock to 250,000,000 shares from 50,000,000.

On April 20, 2011, as consideration of a six month consulting engagement related to corporate finance and improved visibility in the financial community, the Company issued to Affinity advisors, LLC 300,000 shares of its common stock. As a result, the Company recorded consulting expenses of $15 for the nine months ended September 25, 2011.

On June 8, 2011, the Company raised $50 from the sale of 500,000 of its common stock at a price of $.10 per share.  The proceeds were used for general working capital purposes.  In addition the Company issued 500,000 warrants with an exercise price of $.20, and an expiration of June 30, 2014.

On June 15, 2011, as part of an agreement with ICM Capital Markets, Ltd. (“ICM”) to provide investment banking services, the Company issued a total of 357,705 of its common stock to ICM and certain ICM employees as follows:  ICM Capital Markets, Ltd.  112,677; Averell Satloff 209,257 and Harvey Luft 35,771. As a result, the Company recorded consulting expenses of $40 for the nine months ended September 25, 2011.

On July 19, 2011, the Company issued 50,000 shares of its common stock to Broad Street Ventures LLC for services related to the June 8, 2011 $50 capital raise noted above.  In addition, 50,000 warrants were issued at an exercise price of $.20 and an expiration date of June 30, 2014.

On August 4, 2011, as consideration of a 90 day consulting engagement related to investor relations, the Company issued to Corporate Public relations Inc. 200,000 shares of its common stock. As a result, the Company recorded consulting expenses of $10 for the nine months ended September 25, 2011.

NOTE K- SUBSEQUENT EVENTS

On October 24, 2011, as approved by the Company’s Board of Directors, a series A preferred stock was created and one share was issued to the Company’s CEO, Paul A. Roman.  It provides the holder the right to vote 50.1% of the total outstanding shares entitled to vote on all matters submitted for a vote to shareholders of the Company.  This provision provides unilateral control of the voting of the Corporation’s securities.  As a result, the Company believes the increasing of any authorized shares is now 100% under its control.

On November 8, 2011, the Company issued 1,400,000 shares of its common stock to Endeavor Group, LLC, for financial advisory related services.